Exhibit 2.1

UNIT PURCHASE AGREEMENT

THIS UNIT PURCHASE AGREEMENT (this “Agreement”) is dated as of April 1, 2025 by and among TISSUE HEALTH PLUS, LLC, a Delaware limited liability company (“Purchaser”), SANARA MEDTECH INC., a Texas corporation and the direct parent of Purchaser (“Parent”), CAREPICS, LLC, a Delaware limited liability company (the “Company”), the holders of the Company’s outstanding units listed on Schedule 3.1 attached hereto (each, a “Seller” and collectively, the “Sellers”), and PAUL SCHUBERT, in his capacity as the representative of the Sellers pursuant to Article 10 hereof (the “Sellers’ Representative”).

RECITALS

WHEREAS, Sellers own one hundred percent (100%) of the outstanding equity in the Company, which currently has developed a software application which employs a remote clinical imagery system that allows the secure sharing of voice, text and still/streaming images for virtual treatment sessions; and

WHEREAS, Sellers desire to sell to Purchaser, and Purchaser desires to purchase from Sellers, all of the issued and outstanding equity interests of Company on the terms and conditions set forth in this Agreement (the “Acquisition”).

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:

Article 1

PURCHASE OF UNITS

1.1 Agreement to Purchase. Subject to the terms and conditions set forth herein, at the Closing, each of the Sellers hereby sells, conveys, transfers, assigns, and delivers to Purchaser, and Purchaser hereby acquires, all right, title, and interest in and to one hundred percent (100%) of the equity interests in Company (the “Company Units”), free and clear of all Liens whatsoever. As a result of the purchase of the Company Units, Company shall become a wholly owned subsidiary of Purchaser.

1.2 Closing Consideration; Debt; Post-Closing Payments and Earnouts. The consideration for the Company Units shall be as follows:

(a) Closing Payment. At the Closing, Purchaser shall deliver to the Sellers’ Representative, or shall cause Parent to deliver to the Sellers’ Representative, a cash payment equal to the total amount of the transaction expenses and other related administrative expenses set forth on Schedule 1.2(a) (the “Seller Party Transaction Expenses”). Sellers’ Representative shall deliver Schedule 1.2(a) to the Purchaser at least one (1) business day prior to the Closing setting forth the Seller Party Transaction Expenses and the bank account to which the Seller Party Transaction Expenses should be wired. Payment of the Seller Party Transaction Expenses shall be made by Purchaser or Parent, as the case may be, by wire transfer of immediately available funds on the Closing Date.

(b) Cash Consideration. On the Closing Date, the Purchaser shall deliver to Sellers’ Representative, or shall cause Parent to deliver to Sellers’ Representative, a cash payment equal to (A) Two Million Dollars ($2,000,000.00), minus (B) the Seller Party Transaction Expenses and any Excess Debt (the net amount, the “Cash Consideration”), for further distribution to the Sellers in accordance with Schedule 1.2(b). Upon receipt of the Cash Consideration, Sellers’ Representative shall promptly deliver to each Seller a cash payment equal to each Seller’s pro rata portion of the Cash Consideration as set forth on Schedule 1.2(b). Payment of the Cash Consideration shall be made by Purchaser or Parent, as the case may be, by wire transfer of immediately available funds to the account of the Sellers’ Representative on the Closing Date. For the avoidance of doubt, Parent acknowledges and agrees that if Purchaser is unable to fund the Cash Consideration on the Closing Date, Parent shall deliver to the Sellers’ Representative the Cash Consideration on the Closing Date.

(c) First and Second Earnout Payments. Sellers shall be entitled to receive earnout payouts as follows, subject to terms and conditions set forth in this Section 1.2(c) and the other parts of this Agreement:

(i) First Earnout Consideration Payment. Within ninety (90) days following the First Earnout Period (such date, the “First Earnout Consideration Payment Deadline”), Purchaser shall deliver to the Sellers the First Earnout Consideration Value. Any such payment, if owed, shall be payable to each Seller in the form of either (at Purchaser’s discretion):

(A) a cash payment in an amount equal to such Seller’s pro rata share of the First Earnout Consideration Value (the “First Earnout Cash Consideration Payment”); or

(B) with respect to Participating Sellers only, both (1) a cash payment in an aggregate amount equal to such Seller’s pro rata share of the product of (x) the First Earnout Consideration Value, multiplied by (y) thirty percent (30%), and (2) an aggregate number of Class A-2 Units of Purchaser (the “Purchaser A2 Units”) equal to such Seller’s pro rata share of the quotient of (x) the product of (i) the First Earnout Consideration Value, multiplied by (ii) seventy percent (70%), divided by (y) the Purchaser A2 Unit Valuation.

For the avoidance of doubt, Non-Participating Sellers shall only receive the First Earnout Cash Consideration Payment and shall in no event be issued Purchaser A2 Units. Parent acknowledges and agrees that if Purchaser has not or is unable to deliver the First Earnout Cash Consideration Payment on or before the First Earnout Consideration Payment Deadline, Parent shall deliver to the Sellers the First Earnout Cash Consideration Payment on the First Earnout Consideration Payment Deadline. The Purchaser A2 Units (if any) issued to Participating Sellers pursuant to Section 1.2(c)(i)(B)(2) shall not be subject to any vesting requirements and shall be fully paid, nonassessable and issued in compliance with all applicable federal and state securities laws.

(ii) Second Earnout Consideration Payment. Within ninety (90) days following the Second Earnout Period (such date, the “Second Earnout Consideration Payment Deadline”), Purchaser shall deliver to the Sellers the Second Earnout Consideration Value. Any such payment, if owed, shall be payable to each Seller in the form of either (at Purchaser’s discretion):

(A) a cash payment in an amount equal to such Seller’s pro rata share of the Second Earnout Consideration Value (the “Second Earnout Cash Consideration Payment”); or

(B) with respect to Participating Sellers only, both (1) a cash payment in an aggregate amount equal to such Seller’s pro rata share of the product of (x) the Second Earnout Consideration Value, multiplied by (y) thirty percent (30%), and (2) an aggregate number of the Purchaser A2 Units equal to such Seller’s pro rata share of the quotient of (x) the product of (i) the Second Earnout Consideration Value, multiplied by (ii) seventy percent (70%), divided by (y) the Purchaser A2 Unit Valuation.

For the avoidance of doubt, Non-Participating Sellers shall only receive the Second Earnout Cash Consideration Payment and shall in no event be issued Purchaser A2 Units. Parent acknowledges and agrees that if Purchaser has not or is unable to deliver the Second Earnout Cash Consideration Payment on or before the Second Earnout Consideration Payment Deadline, Parent shall deliver to the Sellers the Second Earnout Cash Consideration Payment on the Second Earnout Consideration Payment Deadline. The Purchaser A2 Units (if any) issued to Participating Sellers pursuant to Section 1.2(c)(ii)(B)(2) shall not be subject to any vesting requirements and shall be fully paid, nonassessable and issued in compliance with all applicable federal and state securities laws.

(iii) For the purposes of this Section 1.2, the term:

(A) “First Earnout Consideration Value” shall mean a value equal to (i) Two Million Dollars ($2,000,000.00), minus (ii) any funding provided by Purchaser or its Affiliates to the SaaS P&L (as defined below) during the First Earnout Period in excess of One Hundred Ten Thousand Dollars ($110,000.00) per month as provided in subsection (e)(ii) below (including costs associated with remedying any impairment to the SaaS P&L platform), minus (iii) any shortfall in the projected SaaS P&L EBITDA for the First Earnout Period, as described in Exhibit A attached hereto and incorporated herein, plus (iv) seventy five percent (75%) of any SaaS P&L EBITDA generated in excess of the projected SaaS P&L EBITDA for the First Earnout Period;

(B) “First Earnout Period” means the period beginning on the Closing Date and ending on the twelve-month anniversary of the Closing Date;

(C) “Purchaser A2 Unit Valuation” shall mean the valuation per unit of the Purchaser A2 Units, which is based on the valuation of Company as of the date of issuance of the Purchaser A2 Units as determined by an industry recognizable third-party valuation firm with experience in healthcare to be selected by Purchaser;

(D) “Second Earnout Consideration Value” shall mean a value equal to (i) Two Million Dollars ($2,000,000.00), minus (ii) any funding provided by Purchaser or its Affiliates to the SaaS P&L during the Second Earnout Period in excess of One Hundred Ten Thousand Dollars ($110,000.00) per month as provided in subsection (e)(ii) below (including costs associated with remedying any impairment to the SaaS P&L platform), minus (iii) any shortfall in the projected SaaS P&L EBITDA for the Second Earnout Period, as described in Exhibit A attached hereto and incorporated herein, plus (iv) seventy five percent (75%) of any SaaS P&L EBITDA generated in excess of the projected SaaS P&L EBITDA for the Second Earnout Period; and

(E) “Second Earnout Period” means the period beginning on the first anniversary of the Closing Date and ending on the twenty-four month anniversary of the Closing Date.

Notwithstanding the foregoing, in no event shall the First Earnout Consideration Value and Second Earnout Consideration Value, in the aggregate, exceed Ten Million Dollars ($10,000,000.00).

(d) CSI Redemption and Debt Payoff.

(i) Prior to the Closing, the Company entered into that certain Redemption Agreement, in the form mutually agreed between Purchaser, the Company and Cardiovascular Systems, Inc. (“CSI”), pursuant to which (A) the Company redeemed all equity held by CSI and its affiliates in the Company in exchange for $124,385 (the “CSI Redemption Amount”), and (B) the CSI Redemption Amount was added as principal to the CSI Note (the “CSI Redemption Agreement”, and the foregoing transactions, the “CSI Redemption”).

(ii) Pursuant to the payoff letter provided by CSI to Purchaser and the Company prior to Closing (the “CSI Payoff Letter”), CSI has agreed to (i) receive a payment of $1,650,000 (the “CSI Payoff Amount”) in full and final satisfaction of all principal, interest and other amounts due and owing under the CSI Secured Promissory Note (as increased by the CSI Redemption Amount), and (ii) upon receipt of such payment, release all liens and encumbrances arising under the CSI Secured Promissory Note.

(iii) Subject to and in accordance with the terms of this Agreement, Purchaser has only agreed to pay to CSI the CSI Payoff Amount in full satisfaction of the CSI Secured Promissory Note (such payment, the “CSI Payoff”); and any other Indebtedness (whether or not set forth on Schedule 2.21, “Excess Debt”) shall be the responsibility of Sellers pursuant to the terms of this Agreement. For purposes of clarity, the parties intend that no other Indebtedness (whether listed on Schedule 2.21 or otherwise) shall survive the Closing, and any such Indebtedness shall be paid off, released or otherwise discharged on or prior to Closing. Notwithstanding anything in this Agreement, the Redemption Agreement, or the CSI Payoff Letter to the contrary, the parties agree that the payoff occurring pursuant to the CSI Payoff Letter shall be deemed to take place immediately following the Closing for tax purposes, and Purchaser shall be solely responsible for any Taxes (including Taxes owing as a result of cancellation of debt income) arising or relating to the CSI Payoff.

(iv) The parties agree that to the extent such CSI Payoff results in cancellation of indebtedness income to CarePICS, such cancellation of indebtedness income shall be allocated solely to Purchaser.

(e) SaaS Model and P&L.

(i) Development. As soon as practicable following the Closing, the Company will begin development on the SaaS Model. Development of the SaaS Model shall include, among other things, the implementation of a distinct SaaS profits and loss statement integrated into the Company’s financial statements (the “SaaS P&L”) to track the on-going financial performance of the Company’s software business.

(ii) Covenants. Following the Closing, the Company shall use commercially reasonable efforts to develop and commercialize the SaaS Model and implement the SaaS P&L as soon as practicable in accordance with Section 1.2(e)(i), which shall include, among other things, a series of capital contributions to the Company by Parent for the purposes of funding the development of the SaaS Model and implementing the SaaS P&L, which capital contributions shall be in an aggregate amount equal to Two Million Six Hundred Forty Thousand Dollars ($2,640,000.00), and which shall be payable in One Hundred Ten Thousand Dollar ($110,000.00) installments beginning on the first month anniversary from the Closing Date for a total of twenty four (24) months minus the number of months for which that certain Management Services Agreement between Purchaser and Company dated June 1, 2024 will have been in effect until the Closing Date, and the amount of management fees paid by Purchaser pursuant to the same. Purchaser, in exchange for such capital contributions, shall issue A1 Units of the Purchaser to Parent equal to the value of such capital contributions relative to the Purchaser A2 Unit Valuation.

(f) Purchaser Value Earnouts.

(i) Earnout Payments. Following the Closing Date and for a period ending ten (10) years after the Closing Date (the “B Unit Earnout Period”), Sellers shall also be entitled (if earned under this Section 1.2(f)) to receive additional earnout payments, which shall be payable in the form of cash and/or Class B Units of Purchaser (which may only be paid to Participating Sellers) (the “Purchaser B Units” and together with the Purchaser A2 Units, the “Purchaser Units”), the value of which shall not exceed a total aggregate amount of Ten Million Dollars ($10,000,000.00) (collectively, the “Purchaser Value Earnouts”). Purchaser Value Earnouts shall (if earned) be paid annually within ninety (90) days following the end of each fiscal year of Purchaser, and shall be calculated using the census of patient volume for the previous year and be based upon a rate of Five Dollars ($5.00) enablement value per patient per year (the “Annual Value Earnout Amount”). For the avoidance of any doubt, once the aggregate amount of Purchaser Value Earnouts earned reaches Ten Million Dollars ($10,000,000) at the end of any fiscal year during the B Unit Earnout Period, no additional earnout amounts under this Section 1.2(f) shall be payable.

(ii) Form of Payment. Purchaser shall deliver to the Sellers the applicable fiscal year’s Purchaser Value Earnout payment, consisting of (A) in the case of Non-Participating Sellers, a cash payment in an amount equal to the Annual Value Earnout Amount or (B) with respect to Participating Sellers only, both (1) a cash payment in an aggregate amount equal to the product of (x) the applicable fiscal year’s Annual Value Earnout Amount, multiplied by (y) thirty percent (30%), and (2) an aggregate number of Purchaser B Units equal to the quotient of (x) the product of (i) the applicable fiscal year’s Annual Value Earnout Amount, multiplied by (ii) seventy percent (70%), divided by (y) the applicable Purchaser B Unit Valuation.

(iii) Purchaser B Unit Valuation. For each potential Purchaser Value Earnout payment, the total outstanding equity value of Purchaser shall be determined by an industry recognizable third-party valuation firm with experience in healthcare to be selected by Purchaser, for which the enablement value per patient will be applied to determine the total number of Purchaser B Units to be paid to Participating Sellers (each such valuation, a “Purchaser B Unit Valuation”) and the cash consideration to be paid to Non-Participating Sellers. The valuations conducted during the B Unit Earnout Period will be applied to ensure Participating Sellers will receive the appropriate number of Purchaser B Units (after accounting for cash received pursuant to Section 1.2(f)(ii)) issued and the cash consideration to be paid to Non-Participating Sellers to reflect the maximum Purchaser Value Earnouts of Ten Million Dollars ($10,000,000.00). Once the aggregate amount of Purchaser Value Earnouts earned reaches Ten Million Dollars ($10,000,000) at the end of any fiscal year during the B Unit Earnout Period, then at the end of the next successive fiscal year, Purchaser shall obtain one additional Purchaser B Unit Valuation (the “Catch-Up Valuation”) to account for any reduction in the valuation of Purchaser, and in particular the Purchaser B Units. Upon receipt of such Catch-Up Valuation, Purchaser shall (if needed) pay cash or issue additional Purchaser B Units to the Participating Sellers in order to provide such Participating Sellers with their pro rata share of an aggregate Purchaser Value Earnout of $10,000,000 (measured as of the date of such Catch-Up Valuation). For the avoidance of doubt, only one Catch-Up Valuation (and one associated payment of additional cash or Purchaser B Units) shall occur during the B Unit Earnout Period. By way of example, if Sellers have already been paid Ten Million Dollars ($10,000,000.00) worth of cash and Purchaser B Units (in the aggregate) by the fifth (5th) year of the B Unit Earnout Period but Purchaser experiences a decline in aggregate value of its then-issued Purchaser B Units in the sixth (6th) year of the B Unit Earnout Period to Nine Million Dollars ($9,000,000), then upon the receipt of a corresponding Catch-Up Valuation, Purchaser shall pay an additional One Million Dollars ($1,000,000) (in the aggregate) to the Participating Sellers in the form of cash and/or additional Purchaser B Units in order to provide the Sellers with an aggregate value of Ten Million Dollars ($10,000,000) as of the date of such Catch-Up Valuation.

(g) Manner of Payments to Sellers.

(i) Pro Rata Payments. All payments of consideration, in whatever form, made and delivered to the Sellers by Purchaser or Parent, as the case may be, pursuant to this Agreement shall be made to the Sellers’ Representative, who shall then distribute such consideration to each Seller based on such Seller’s pro rata ownership of the Company Units as set forth on Schedule 3.1.

(ii) Cash Payments. All payments of consideration in the form of cash shall be delivered to the Sellers’ Representative by Purchaser or Parent, as the case may be, by wire transfer of immediately available funds to the applicable account for the Sellers’ Representative designated in writing by the Sellers’ Representative.

(iii) Equity Payments. All payments of consideration in the form of equity shall be delivered to the Participating Sellers by Purchaser by issuance of a certificate or evidence of a book-entry statement representing the number of the applicable class or series of Purchaser Units. Such certificates or book-entries, as applicable, shall be delivered to Sellers’ Representative in accordance with Section 12.1.

1.3 Earnout Matters.

(a) Earnout Reports. Any earnout payment made and delivered pursuant to Sections 1.2(c)(i), 1.2(c)(ii) and 1.2(f) (collectively, the “Earnout Payments”) shall be preceded by a report (an “Earnout Report”) delivered to the Sellers’ Representative showing, in detail, the computation of the amount of such earnout payment. The Earnout Report shall become final and binding upon the parties hereto fifteen (15) calendar days following the delivery thereof, unless Sellers’ Representative shall have given written notice of disagreement (the “Earnout Objection Notice”) to Purchaser prior to such date. The Earnout Objection Notice shall specify in reasonable detail the nature of any disagreement so asserted to the extent such detail is available to Sellers’ Representative.

(b) Inspection of Books and Records. During the fifteen (15) day period following delivery of each Earnout Report, Purchaser shall permit Sellers’ Representative, upon reasonable notice at a mutually agreed upon time during normal business hours and at Sellers’ expense, to have reasonable access to the books, records, and accountants of the Company to the extent reasonably necessary to review and evaluate the Earnout Report and to make such inspections and copies of such books and records as Sellers’ Representative may reasonably request, from time to time, to verify the methodology and amounts included in the Earnout Report.

(c) Dispute Resolution. During the fifteen (15) day period following the delivery of the Earnout Objection Notice, Sellers’ Representative and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Earnout Objection Notice. If, at the end of such fifteen (15) day period, Sellers’ Representative and Purchaser have not so resolved such differences, Sellers’ Representative and Purchaser shall submit the dispute for resolution to an independent nationally recognized independent accounting firm as Purchaser and Sellers’ Representative mutually agree in writing (the “Dispute Resolution Arbiter”) for review and resolution of any and all matters that remain in dispute and that were properly included in the Earnout Objection Notice. The Dispute Resolution Arbiter shall be engaged by Sellers’ Representative and Purchaser within ten (10) days following the expiration of such fifteen (15) day period. Purchaser and Sellers’ Representative shall use their commercially reasonable efforts to cause the Dispute Resolution Arbiter to determine those items in dispute and to render its report as to its resolution of such terms and the applicable Earnout Payment as soon as practicable. In determining each disputed item, the Dispute Resolution Arbiter may not assign a value to such item greater than the greatest value for such item claimed by either Sellers’ Representative or Purchaser or less than the lowest value for such item claimed by either Sellers’ Representative or Purchaser. Sellers’ Representative and Purchaser shall cooperate with the Dispute Resolution Arbiter in making its determination and such determination shall be conclusive and binding upon the parties hereto, absent fraud or manifest error. The costs and expenses of the Dispute Resolution Arbiter shall be allocated between Purchaser, on the one hand, and Sellers’ Representative, on the other hand, based upon the percentage that the amounts by which their respective calculations in the Earnout Report or Earnout Objection Notice, as applicable, differ from the final determination by the Dispute Resolution Arbiter. Each applicable Earnout Payment, as finally determined pursuant to this Section 1.3(c) (whether by agreement of Sellers’ Representative and Purchaser, failure of Sellers’ Representative to deliver a timely Earnout Objection Notice or by decision of the Dispute Resolution Arbiter, or a combination thereof), shall be referred to herein as a “Final Earnout Payment.”

(d) Timing of Payment. Within five (5) calendar days after the final determination of a Final Earnout Payment in accordance with this Section 1.3, Purchaser shall pay to each of the Sellers such Seller’s pro rata portion of the applicable Earnout Payment in accordance with Section 1.2(g).

(e) Covenants. During the period after the Closing Date and until such time as all Earnout Payments have been made to the fullest extent under this Agreement, Purchaser and its Affiliates (including the Company) shall not take any action that is not in good faith and of which a principal intent is to reduce or eliminate any amounts payable by Purchaser pursuant to Sections 1.2(c)(i), 1.2(c)(ii) and 1.2(f). For the avoidance of doubt, nothing contained in this Agreement is intended to restrict Parent’s or Purchaser’s right to control the Company in any respect, including the hiring or termination of employees, the incurrence of expenses and requiring compliance with Purchaser’s and its Affiliates’ internal controls, corporate governance policies and procedures, legal and regulatory compliance standards and other similar matters. Notwithstanding anything in this Agreement, none of Purchaser or any of its Affiliates (i) will owe Sellers any fiduciary duty in respect of this Section 1.3 or the earning of the Earnout Payments, (ii) are making any guaranties or representations or warranties with respect to the likelihood of one or more of the Earnout Payments becoming payable or the performance of the business of the Company and (iii) will have any obligation in respect of this Section 1.3 other than an obligation to comply with (A) the covenants and agreements expressly set forth in this Section 1.3, and (B) the covenant of good faith and fair dealing implied in all contracts governed by Delaware Law.

(f) Liquidity Event. If following the Closing Date and prior to the date on which one or more Earnout Payments would be due hereunder, there is (i) a direct or indirect change of control of the Company, Purchaser or Parent, (ii) a sale of all or substantially all of the assets of the Company, Purchaser or Parent, or (iii) an initial public offering of shares of capital stock of Company or Purchaser pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), then as a condition of completing such a transaction, Company, Purchaser or Parent, as the case may be, will exercise commercially reasonable efforts to require the acquiring party(ies) in such a transaction pursuant to clauses (i) and (ii), or in the event of clause (iii) the applicable party making such initial public offering, to expressly assume Purchaser’s obligations in this Section 1.3 in a writing in which Sellers are named as third party beneficiaries. Promptly upon completing such a transaction, Company, Purchaser or Parent, as applicable, will provide to Sellers’ Representative a copy of such written agreement (to the extent legally permitted). In the event the acquiring party(ies) in such a transaction pursuant to clauses (i) and (ii), or in the event of clause (iii) the applicable party making such initial public offering, do not assume Purchaser’s obligations in this Section 1.3, Purchaser and Parent shall remain liable to Sellers for such obligations.

1.4 Time and Place of Closing. The consummation the Acquisition (the “Closing”) shall take place on the date hereof via the electronic exchange of documents and signature pages and other required actions (the “Closing Date”).

1.5 Deliveries. All deliveries, payments, and other transactions and documents relating to the Closing (a) shall be independent and shall not be effective unless and until all are effective (except to the extent that the party entitled to the benefit thereof has waived satisfaction or performance thereof as a condition precedent to the Closing), and (b) shall be deemed to be consummated simultaneously; provided that notwithstanding the foregoing or anything to the contrary herein, for Tax purposes, (i) the CSI Unit Redemption and the discharge of the Schubert Indebtedness shall be deemed to have occurred prior to the Closing; and (ii) the CSI Payoff shall be deemed to have occurred immediately following the Closing, in each case, regardless of whether any amounts payable thereunder are funded prior to, on or after Closing for administrative convenience.

Article 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Purchaser as of the date hereof and except as set forth on the schedules to this Article 2, as follows:

2.1 Organization and Qualification. Company is a duly organized and validly existing as a limited liability company organized under the laws of the state of Delaware. Company is duly qualified to do business and is in good standing in its state of organization and in each other state or other jurisdictions in which either ownership or use of its rights, assets, and properties used or held for use in operation, directly or indirectly, in whole or in part, of every type and description, whether real, personal, or mixed, or tangible or intangible, wherever located, and whether or not reflected on the books of Company (collectively, the “Rights and Assets”) as they are currently being used.

2.2 Authority; Validity; Ownership.

(a) The Company has the full power and authority necessary to execute, deliver, and perform its obligations under the Acquisition Documents to be executed and delivered by it. The execution, delivery, and performance of the Acquisition Documents have been duly authorized by all necessary action of the Company. The Acquisition Documents to which Company is a party has been or will be, as the case may be, duly executed and delivered and constitute or will constitute the legal, valid, and binding obligations of Company enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, or other laws affecting creditors’ rights generally, or by the effect of rules of law and equitable limitations on the availability of specific remedies, regardless of whether such enforceability is considered in a proceeding at law or in equity (the “Enforceability Exceptions”).

(b) Company is the sole owner of the Rights and Assets and has the authority to convey to Purchaser, if necessary, each local, state, and/or federal authorization, permit, license, accreditation, certification, and that pertains to the Company’s business, and all operating rights derived therefrom.

(c) Company has the full power and authority necessary to (i) carry on the business as it has been and is now being conducted and (ii) own and lease the rights, properties, and assets which it now owns or leases (including the Rights and Assets).

2.3 Absence of Conflicting Agreements or Required Consents. Except as set forth on Schedule 2.3, the execution, delivery, and performance by the Company of the Acquisition Documents to be executed and delivered by it (a) will not require the consent of or notice to any Governmental Authority or any other third party, (b) will not conflict with any provision of Company’s organizational documents (including articles of organization or operating agreements), (c) will not conflict with or result in a violation of any Law, ruling, judgment, order, or injunction of any court or Governmental Authority to which the Company is subject or by which Company or any of its respective properties, rights, or assets (including the Rights and Assets) are bound, (d) will not conflict with, constitute grounds for termination of, result in a breach of, constitute a default under, require any notice under, or accelerate or permit the acceleration of any performance required by the terms of any contract, agreement, instrument, license, or permit to which Company is a party or by which Company or any of its respective rights, assets, or properties (including the Rights and Assets), are bound, and (e) will not create any Lien, other than Permitted Liens, upon any of the Company Units, the Rights and Assets, or otherwise result in the acceleration of the maturity of any payment date of Liability.

2.4 Governing Documents, Books and Records. True and correct copies of all organizational documents of Company, and all amendments thereto have been made available to the Purchaser. The books and records of Company related to the operation of the business and minute books of Company have been made available to Purchaser and contain true, complete, and accurate records of the operation of the business and entity actions of Company.

2.5 Financial Statements. Attached hereto as Schedule 2.5 are (a) the unaudited balance sheets of Company as of December 31, 2021, 2022, 2023 and 2024, and the related unaudited statements of income for each of years then ended (collectively, the “Financial Statements”). The Financial Statements are true, correct, and complete, and, except as set forth on Schedule 2.5, have been prepared on a cash basis, using consistent accounting practices for the periods and dates presented. The Financial Statements present fairly in all material respects the financial position of Company as of the dates thereof and present fairly the results of the operations of Company for the periods then ended, subject to the absence of footnote disclosures and changes resulting from normal year-end adjustments. The Financial Statements have been prepared in accordance with the books and records of business which have been properly maintained and are true, complete, and correct in all material respects. Company has not received any advice or notification in writing that it has used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting in the Financial Statements or the books and records, any properties, assets, Liabilities, revenues, or expenses.

2.6 Absence of Changes. Except as set forth on Schedule 2.6, and except as contemplated by this Agreement, since the Balance Sheet Date, Company’s business has been conducted in the ordinary course, consistent with past practice, and Company has not, with respect to its business:

(a) suffered any material adverse change in its working capital, condition (financial or otherwise), income, rights, assets, properties, Liabilities, reserves, business, or operations,

(b) incurred any Liability of any nature other than items incurred in the ordinary course of business, consistent with past practices, or increased (or experienced any change in the assumptions underlying or the methods of calculating) any contingency, or other reserve other than in the ordinary course of business, consistent with past practice,

(c) paid, discharged, or satisfied any Lien or Liability other than in the ordinary course of business, consistent with past practice,

(d) made any adjustment or written off as uncollectible any account receivable or reductions in reserves for accounts other than in the ordinary course of business, consistent with past practice,

(e) compromised any debts, claims, or rights or disposed of any of its rights, properties, or assets other than in the ordinary course of business, consistent with past practice,

(f) entered into any commitments or transactions other than in the ordinary course of business, consistent with past practice, involving aggregate value in excess of Twenty-Five Thousand Dollars ($25,000) or made aggregate capital expenditures or commitments in excess of Twenty-Five Thousand Dollars ($25,000),

(g) made any change in any method of accounting or accounting principal, practice or policy,

(h) sold, assigned, or transferred any tangible asset other than in the ordinary course of business, consistent with past practice, or any patents, trademarks, trade names, copyrights, or other intangible assets,

(i) subjected any of its assets, tangible or intangible, to any Lien, except for Liens for current ad valorem taxes not yet due and payable,

(j) increased any salaries, wages, or employee benefits or made any arrangement for payment of any bonus or special compensation for any employee other than in the ordinary course of business, consistent with past practice,

(k) terminated or amended any contract, license, or other instrument to which Company is a party or suffered any loss or termination, or threatened loss or termination, of any existing material business arrangement or supplier,

(l) sold or otherwise transferred, directly or indirectly, any interest in the Company or its Rights and Assets,

(m) suffered any material damage, destruction or loss with respect to or affecting any of the Rights and Assets,

(n) suffered any labor dispute, event or condition of any character that materially and adversely affected or interfered with the operations of the Company,

(o) amended the organizational or governing documents of Company, or

(p) agreed, whether in writing or otherwise, to take any action described in this Section 2.6.

2.7 No Undisclosed Liabilities. Except as listed on Schedule 2.7, Company has no Liabilities in excess of $50,000 in the aggregate with respect to any of the Rights and Assets except for Liabilities reflected in the Financial Statements or incurred in the ordinary course of operating the business and not otherwise required to be set forth in the Financial Statements, prepared consistent with past practice.

2.8 Litigation and Claims. Except as listed on Schedule 2.8, (a) there are no claims, lawsuits, actions, arbitrations, or administrative or other proceedings pending by or against Company with respect or related to the business or the Rights and Assets, (b) to the Knowledge of Company, no such claim, lawsuit, action, arbitration, or administrative or other proceeding is threatened in writing, (c) to the Knowledge of Company, there are no governmental or administrative investigations or inquiries pending that specifically involve the business or the operation thereof, or the Rights and Assets, (d) there are no judgments against or consent decrees binding Company with respect to the Rights and Assets, and (e) to the Knowledge of Company, no basis for any such matter exists that could reasonably be expected to have a material adverse effect on the Company.

2.9 No Violation of Law.

(a) With respect to the operation of the Company, to the Knowledge of Company, Company has not been within the previous three (3) years or is not currently in violation of any applicable Law, order, injunction, or decree, or any other requirement of any Governmental Authority or court binding on it, or relating to the Company or any advertising, sales, or pricing practices relating to the Company.

(b) With respect to the operation of the Company, to the Knowledge of Company, Company is not currently subject to any Liability or disability as the result of a failure to comply with any requirement of a Law, order, injunction, or decree, or any other requirement of any Governmental Authority or court, and Company has not received any written notice of such noncompliance.

2.10 Property.

(a) Schedule 2.10(a) sets forth a list of all items of tangible personal property related to the business and the Rights and Assets and having an original or replacement cost or value greater than Twenty-Five Thousand Dollars ($25,000). Except as set forth on Schedule 2.10(a), (i) all properties, rights, and assets used or held for use in the operation of the business are owned by Company or leased pursuant to valid lease agreements, and (ii) Company will upon the Closing maintain good and valid title in and to the Rights and Assets to Purchaser, free and clear of all Liens, other than Permitted Liens. All of the Rights and Assets being acquired by Purchaser, directly or indirectly, and whether owned or leased, are in the possession and control of Company and are located at the premises currently used for the operation of Company business.

(b) Company’s properties and assets used in connection with the business (including all the Rights and Assets) are in good operating condition and repair, ordinary wear and tear excepted.

(c) Schedule 2.10(c) contains a complete and correct list of all trademarks, trade names, service marks, service names, brand names, copyrights, technology rights and licenses, know-how, software and patents, registrations thereof and applications therefor, and any other intellectual property used or held for use in the operation of the business, together with a complete list of all licenses granted by or to Company with respect to any of the foregoing (other than licenses and shrink wrap licenses for commercial off-the-shelf software products). Company has sole ownership and possession of all source code for all the unlicensed (from third parties) and custom developed components of its platform data stored in its platform and/or has the sole and lawful right to use all such intellectual property and has taken all commercially reasonable measures to protect and maintain its trade secrets. Except as set forth on Schedule 2.10(c), (i) Company has not received any written (or to the Knowledge of the Company, other) notices of infringement or misappropriation from any third party with respect to the use by Company of any intellectual property owned or used by Company in the operation of the business, (ii) to the Knowledge of Company, no third party is infringing or misappropriating any intellectual property used in the business, and (iii) the trademarks, service marks, and trade names identified on Schedule 2.10(c) are owned by Company and have been continuously and properly used since the applicable first use date. In addition, to the aforementioned, Schedule 2.10(c) contains the following information with respect to the business: (i) a list of any and all domain names associated with the Company, (ii) contact information for the domain owner responsible for authorizing transfer, unlocking the domain and providing Purchaser with the domain key, (iii) a list of any existing websites social media pages (Facebook, Twitter, LinkedIn, etc.) and a description of any intranet for the Company (if any exist), (iv) contact information for the owner of each item included in subsection (iii) above and administrative access to the accounts relating thereto (login information), and (v) a list of any approvals required with respect to any content incorporated into any item set forth on Schedule 2.10(c) and, if any such approval is required, the name and contact information associated therewith. Company has obtained and possesses valid licenses, sublicenses, or other rights to legally use all of the software programs present on the computers and other software-enabled electronic devices that Company owns or leases or that it has otherwise provided to its employees for their use in connection with the business.

(d) Company owns or holds no right, title, or interest in any real property used in the business other than under the leases listed on Schedule 2.11(a) (the real property being the subject of such leases being hereinafter referred to as the “Leased Real Property”).

2.11 Contracts and Commitments.

(a) Schedule 2.11(a) contains, a complete and accurate list of all material contracts, agreements, instruments of Company or otherwise pertaining to the business of Company with obligations (contingent or otherwise) of, or payments to, the Company in excess of Twenty-Five Thousand Dollars ($25,000) (the “Business Agreements”). Company has made available to Purchaser true and complete copies of all of the Business Agreements. Except as indicated on Schedule 2.11(b), the Business Agreements are valid and enforceable in accordance with their terms, and there is not under any of such Business Agreements (i) to the Knowledge of Company, any existing or claimed in writing default or breach by Company or event which, with the notice or lapse of time or both, would constitute a default or breach by Company or (ii) to the Knowledge of Company, any existing or claimed in writing default or breach by any other party or event which, with notice or lapse of time or both, would constitute a default or breach by any such party, (iii) Company has not given or received any unresolved written notice or other written communication regarding any actual, alleged, possible or potential violation or breach of, or default under, any Business Agreements. Except as indicated on Schedule 2.11(a), the continuation, validity, and effectiveness of the Business Agreements will not be affected by the Acquisition, and the Acquisition will not result in a breach of, or default under, or require the consent of any other party to, any of the Business Agreements. There is no actual or, to the Knowledge of Company, threatened in writing termination, cancellation, or limitation of any Business Agreements. To the Knowledge of Company, there is no pending or threatened bankruptcy, insolvency, or similar proceeding with respect to any other party to any of the Business Agreements. There are no renegotiations of or outstanding rights to renegotiate any Business Agreements and no party has made written demand for such renegotiation. No pending purchase commitment by Company is in excess of the ordinary business requirements of the Company.

2.12 Employment and Labor Matters.

(a) Schedule 2.12(a) sets forth a true and accurate list of all employees of Company who are engaged in the operation of the business, including each such employee’s duration of employment salary and benefit information (including bonus opportunity).

(b) The Company is in material compliance with all applicable Laws respecting employment and employment practices, terms, and conditions of employment, wages, and hours, occupational safety and health, including without limitation, (i) ERISA, (ii) the Immigration Reform and Control Act of 1986, (iii) the National Labor Relations Act, (iv) the Civil Rights Acts of 1866 and 1964, (v) the Equal Pay Act, (vi) the Age Discrimination in Employment Act, (vii) the Americans with Disabilities Act, (viii) the Family and Medical Leave Act of 1993, (ix) the Worker Adjustment and Retraining Notification Act, (x) the Occupational Safety and Health Act, (xi) the Davis-Bacon Act, (xii) the Walsh-Healy Act, (xiii) the Service Contract Act, (xiv) Executive Order 11246, (xv) the Fair Labor Standards Act, (xvi) the Rehabilitation Act of 1973, together with any and all regulations thereunder, and (xvii) Code Section 4980H, the Affordable Care Act (as amended), and the employer mandate and reporting provisions thereof (collectively, the “Labor Laws”), and Company is not liable for any Liabilities, judgments, decrees, orders, arrearage of wages or Taxes, fines, or penalties for failure to comply with any of the Labor Laws.

(c) There are no (and have been no) charges, governmental audits, investigations, administrative proceedings, or complaints concerning Company’s employment practices pending or, to the Knowledge of Company, threatened before any Governmental Authority or court, and no basis for any such matter exists.

2.13 Employee Benefit Matters.

(a) The employee benefit plans and agreements listed on Schedule 2.13(a) are the only material employee benefit plans and agreements maintained by Company or its ERISA Affiliates for the benefit of the employees, former employees, their spouses, dependents, or beneficiaries, directors, agents, or independent contractors that are or have been engaged in the operation of the business, including without limitation, (i) all pension, retirement, profit-sharing, bonus, or other similar plans or programs, (ii) any affirmative action plans or programs, (iii) employment agreements, current and deferred compensation, severance, vacation, equity purchase, equity option, bonus, and incentive compensation benefits, and (iv) medical, hospital, life, health, accident, disability, death, and other fringe and welfare benefits, all of which plans, programs, practices, policies, and other individual and group arrangements and agreements, including any unwritten compensation, fringe benefit, payroll or employment practices, procedures, or policies of any kind or description are hereinafter referred to as “Benefit Programs.” Company has made available to Purchaser complete and correct copies of the Benefit Programs and related information to the extent such Benefit Programs are in writing.

(b) Neither Company nor any of its ERISA Affiliates has ever maintained or contributed to an employee pension benefit plan that is subject to Title IV of ERISA. Neither Company nor any of its ERISA Affiliates has ever provided any welfare benefits (as defined in Section 3(1) of ERISA) to employees or former employees of the Company after retirement or other separation from service other than as required under Section 601 et. seq. of ERISA or Code Section 4980B. Neither Company nor any of its ERISA Affiliates has ever maintained or contributed to or been obligated to contribute to, in respect of the Company, a “multiemployer plan” as defined in Section 3(37) of ERISA.

(c) Except as disclosed on Schedule 2.13(c), each of the Benefit Programs has been operated in material compliance with ERISA, the Code, and any other applicable laws. Each Benefit Program that is intended to be qualified under Code Section 401(a) has received from the Internal Revenue Service a favorable determination, opinion or advisory letter on its qualified status. No contributions or payments are due or required to be paid with respect to any of the Benefit Programs, except for payments due or required to be paid by Company in the ordinary course of business, consistent with past practice. To the Knowledge of Company, no claim, investigation, or lawsuit involving any Benefit Program is threatened or pending other than routine claims for benefits.

(d) No “party in interest” (as defined in Section 3(14) of ERISA) or “disqualified person” (as defined in Code Section 4975(e)(2)) with respect to any Benefit Program has engaged in any nonexempt “prohibited transaction” (described in Code Section 4975(c) or Section 406 of ERISA).

(e) No Tax under Code Sections 4376, 4377, 4976, 4980B, or 5000 has been incurred with respect to any Benefit Program and, to the Knowledge of Company, no circumstances exist that could give rise to such Tax.

(f) Purchaser is not being assigned any Liability associated with or relating to any Benefit Program, and the business and the Rights and Assets are not, and will not become, subject to any Lien with respect to any obligation or Liability associated with or relating to any Benefit Program.

(g) No transitional reinsurance fee prescribed by Section 1341 of the Affordable Care Act (as amended) has been or will be due with respect to any group health plan maintained by Company or any ERISA Affiliate.

2.14 Insurance Policies.

(a) Company has maintained in full force and effect (i) general liability insurance coverage for all periods of its ownership and operation of the Company and (ii) various policies and forms of insurance insuring the Rights and Assets, which are, in each case, of the type and in the amounts customary and adequate for the business. In addition, Company maintains excess liability insurance. The Company has made available to the Purchaser the certificates of insurance evidencing such coverage. These insurance provisions are subject to the terms, conditions, and limitations as currently provided by Company’s general liability insurance programs. Company’s insurance relating to the business includes insurance against personal injury and property damage to third persons. All such insurance shall automatically, in accordance with the terms thereof, terminate and be of no further force or effect upon the Closing.

(b) Company is not now in default regarding the provisions of any such insurance, including, without limitation, failure to make timely payment of all premiums due thereon, and it has not failed to file any notice or present any claim thereunder in due and timely fashion in respect of the business. Company has not received any notification from any insurance carrier denying or disputing a claim made on any policies, denying or disputing any coverage of any claim, denying or disputing the amount of any claim, or regarding the possible cancellation or material limitation of any policies.

2.15 Taxes.

(a) Company has timely filed with the appropriate Taxing authorities all Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are correct and complete in all respects. Company is not the beneficiary of any extension of time within which to file any Tax Return other than customary extensions to file Tax Returns. All Taxes of Company (whether or not shown on any Tax Return) have been fully and timely paid. There are no Liens for any Taxes (other than a Lien for current real property or ad valorem Taxes not yet due and payable) on any of the Rights and Assets. No claim has ever been made by an authority in a jurisdiction where Company does not file a Tax Return that such entity may be subject to Taxes in that jurisdiction.

(b) Company has not received any notice of assessment or proposed assessment in connection with any Taxes in respect of the business or the Rights and Assets. There are no pending or, to the Knowledge of Company, threatened in writing, disputes, claims, audits, or examinations regarding any Taxes on the Company or the Rights and Assets. Company has not waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency relating to the Company or the Rights and Assets.

(c) Company has complied with all applicable laws, rules, and regulations relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Code Sections 1441 and 1442 or similar provisions under foreign law.

(d) The unpaid Taxes of Company (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability shown in the Financial Statements (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of Company in filing its Tax Returns.

(e) Company is not a party to any Tax allocation or sharing agreement and Company has not been a member of an affiliated group filing a consolidated federal income Tax Return or has any Tax Liability of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or foreign law, or as a transferee or successor, by contract, or otherwise.

(f) Company has disclosed on its federal income Tax Returns all positions taken thereon that could give rise to a “substantial understatement” of federal income Tax within the meaning of Code Section 6662.

(g) Company has not participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1).

(h) Company has not distributed equity of another entity, or had its equity distributed by another entity, in a transaction governed or intended to be governed by Code Section 355 or Code Section 361.

(i) Company is not a party to any agreement, contract, arrangement, or a plan that has resulted or could reasonably be expected to result, separately or in the aggregate, in a payment of (i) any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local, or foreign law) in connection with the transactions described in this Agreement or (ii) any amount that will not be fully deductible as a result of Code Section 162(m) (or any corresponding provision of state, local, or non-U.S. Tax law).

(j) Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date,

(ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date,

(iii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or non-U.S. Tax law) executed on or prior to the Closing Date,

(iv) intercompany transaction or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law),

(v) installment sale or open transaction disposition made on or prior to the Closing Date,

(vi) prepaid amount received on or prior to the Closing Date, or

(vii) election under Code Section 108(i).

(k) Company is not a corporation for federal income Tax purposes.

2.16 Licenses, Authorizations and Provider Programs.

(a) Company is (i) the holder of all valid licenses and other rights, permits, and authorizations required by Law or any Governmental Authority necessary to operate the business, including any patents. All such licenses, authorizations, and permits are listed on Schedule 2.16(a). No violation, default, order, or deficiency exists with respect to any of the items listed on Schedule 2.16(a). Company has not received any notice of any action pending or recommended by any Governmental Authority having jurisdiction over the items listed on Schedule 2.16(a), either to revoke, limit, withdraw, or suspend any license, right, or authorization of Company or the business.

2.17 Health Care Laws.

(a) Company has been for the last three (3) years and is currently operating the business in compliance with all applicable Health Care Laws, and no member, officer, employee, director or agent of Company or any other Person has engaged in any act in respect of the business that violates the Health Care Laws, except to the extent such failure would not have a material adverse effect on the operations of the Company’s business. The term “Health Care Laws” shall mean Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395hhh (the Medicare statute), including specifically, (i) Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396v (the Medicaid statute); (ii) the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); (iii) the Exclusion Laws, 42 U.S.C. § 1320a-7; (iv) the Health Insurance Portability and Accountability Act of 1996, 42 U.S.C. §§ 1320d-1329d-8 (“HIPAA”); and (v) all applicable implementing regulations, rules, ordinances, judgments, and orders thereunder;

(b) Company has not received any written communication from a Governmental Authority that alleges that it is not in compliance with any Health Care Law in respect of the business, other than statements of deficiencies from a Governmental Authority received in the ordinary course of business.

(c) Company has not been subpoenaed or charged or, to the Knowledge of Company, investigated in connection with any possible violation of any Health Care Law with respect to the business of the Company.

2.18 Capitalization.

(a) Capitalization Structure. The Company’s capitalization table as of immediately prior to the Closing is set forth on Schedule 2.18(a). Sellers are the owners (of record and beneficially) of all equity interests of Company, which constitute the “Company Units” hereunder. The Company Units constitute all of the issued and outstanding equity interests of Company. To the Knowledge of Company, no third party has asserted a claim of ownership to any equity interest in Company since the formation of Company.

(b) All of the Company Units have been duly authorized and are validly issued, fully paid, and non-assessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the issuance or sale of any equity capital or debt instruments of Company.

(c) Company does not own, nor is it a party to or is bound by any contract or commitment to acquire, any equity security or other security of any Person or any direct or indirect equity or ownership interest in any other business. Company is not obligated to provide funds to or make any investment (whether in the form of a loan, capital contribution, or otherwise) in any other Person.

2.19 Bank Accounts. Schedule 2.19 lists all of the bank accounts of Company.

2.20 Brokers. None of Company, Sellers nor any of their respective employees, Affiliates, agents, or other representatives, has incurred any Liability for brokerage or finders’ fees or agents’ commissions or any similar payment in connection with the Acquisition for which the Purchaser Parties or their Affiliates (including after the Closing, the Company) will have any Liability.

2.21 Indebtedness. Company has made available to Purchaser a true and complete list of all of the Indebtedness of Company in Schedule 2.21 existing prior to the Closing. After giving effect to payment of the CSI Payoff, no Company Indebtedness shall be outstanding as of the Closing.

Article 3

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller hereby represents and warrants to Purchaser, severally and not jointly, as of the date hereof and except as set forth on the schedules to this Article 3, as follows:

3.1 Title to Units. Each Seller is the sole record owner and sole beneficial owner of the Company Units set forth opposite such Seller’s name on Schedule 3.1, free and clear of all Liens, except for Liens that will be terminated or released at the Closing that are set forth on Schedule 3.1. Upon termination or release at the Closing of those Liens set forth on Schedule 3.1, there will be no restrictions on the right of such Seller to transfer the Seller’s Company Units to Purchaser pursuant to this Agreement. The assignments, endorsements, or other instruments of transfer to be delivered by each Seller to Purchaser at the Closing will be sufficient to transfer all right, title, and interest (of record and beneficially) in and to all of each Seller’s equity interests in the Company to Purchaser, and Purchaser will receive good title to the Company Units, free and clear of all Liens.

3.2 Authorization; No Breach.

(a) Each Seller has full power and authority to execute and deliver this Agreement and the Acquisition Documents to be executed by such Seller in connection with the transactions contemplated by this Agreement (the “Seller Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and Seller Documents by each Seller and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite action, and no other actions on the part of such Seller is necessary to authorize the execution, delivery or performance of this Agreement or the Seller Documents. This Agreement and each of the Seller Documents has been duly and validly authorized, executed and delivered by each Seller, and assuming that this Agreement and each of the Seller Documents is a valid and binding obligation of the other parties hereto and thereto, this Agreement constitutes, and each of the Seller Documents when so executed and delivered will constitute, a legal, valid and binding obligation of such Seller, enforceable against it in accordance with its respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors’ rights or to general principles of equity.

(b) The execution, delivery and performance of this Agreement and each of the Seller Documents by each Seller and the consummation of the transactions contemplated hereby and thereby, or compliance by such Seller with any of the provisions hereof or thereof, do not and will not conflict with, result in any material breach of, require any notice under, constitute a material default under (with or without notice or lapse of time or both), result in a material violation of any provision of (i) any outstanding order applicable to such Seller or any of the properties or assets of such Seller; (ii) any applicable law to which each Seller is subject or (iii) any contract to which the Seller is a party.

3.3 Governmental Consents. Assuming the accuracy of the Purchaser Parties’ representations and warranties made in this Agreement, no authorization of any Governmental Authority is required in connection with any of the execution, delivery or performance of this Agreement or the Seller Documents by each Seller or the consummation by each Seller of any other transaction contemplated hereby or thereby.

3.4 Legal Proceedings. There is no legal proceeding pending or, to the Knowledge of each Seller, threatened against or affecting such Seller that would materially and adversely affect or prohibit it from entering into this Agreement or the Seller Documents. No Seller has received written notice that it is the subject of any investigation of any Governmental Authority that would materially and adversely affect such Seller or would prohibit it from entering into this Agreement, and it is not subject to, or in default with respect to, any order of any Governmental Authority.

3.5 Brokers. No Seller nor any of any Seller’s Affiliates, agents, or other representatives, has incurred any Liability for brokerage or finders’ fees or agents’ commissions or any similar payment in connection with the Acquisition for which Company or any Seller or its or their Affiliates will have any Liability.

3.6 Securities Matters.

(a) Each Participating Seller acknowledges that the information supplied in the representations and warranties contained herein and in the Seller Questionnaire will be relied upon by Purchaser and Parent in concluding that the Purchaser Units will be issued pursuant to Section 4(a)(2) of the Securities Act or another exemption from the registration requirements of the Securities Act.

(b) Each Participating Seller:

(i) is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act (an “Accredited Investor”);

(ii) has not been presented with or solicited by or through any leaflet, public promotional meeting, television advertisement or any other form of “general solicitation” or “general advertising” (as those terms are defined in Regulation D) in connection and concurrently with this Agreement and the transactions contemplated hereby and is not receiving the Purchaser Units as a result of any such general solicitation or general advertising; and

(iii) is acquiring the Purchaser Units for his, her or its own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same; and, except as contemplated by this Agreement, such Participating Seller has no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the disposition thereof.

(c) The certifications in the applicable Seller Questionnaire are true, correct and complete in all respects.

(d) Each Participating Seller is sufficiently aware of Purchaser’s business affairs and financial condition to evaluate the risks and merits of receiving the Purchaser Units and reach an informed and knowledgeable decision to receive the Purchaser Units. Each Participating Seller is able to financially bear the risks of receiving the Purchaser Units. Each Participating Seller acknowledges that certain information regarding Purchaser and Parent is publicly available via the SEC’s website (www.sec.gov). Each Participating Seller has made its own investment decision to receive the Purchaser Units based on its own knowledge and experience in finance and business and information which is publicly available, including Parent SEC Documents, as well as the written warranties of Purchaser pursuant to Article 4.

(e) Each Participating Seller acknowledges and understands that the Purchaser Units issuable pursuant to this Agreement have not been registered under the Securities Act and are “restricted securities” within the meaning of Rule 144 under the Securities Act, and such shares cannot be sold, transferred or otherwise disposed of unless the resale of such shares is subsequently registered under the Securities Act or an exemption from registration is then available.

(f) Each Participating Seller acknowledges and understands that each certificate or book-entry representing any Purchaser Units issued hereunder shall bear the following legends (in addition to any other legends required by Law or governing documents of Purchaser):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

3.7 No Reliance. Each Seller acknowledges that it is not relying on any statement, representation or warranty, oral or written, express or implied, made by any Purchaser Party, the Company and/or its or their Representatives, or any other Person, except as expressly set forth herein, the Schedules hereto, and the Acquisition Documents; provided that the foregoing shall not be deemed to limit or otherwise affect any claim for Fraud.

Article 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser and Parent (the “Purchaser Parties”) each hereby represent and warrant to Sellers, as of the date hereof and except as set forth in the Parent SEC Reports, as follows:

4.1 Organization, Authority, and Capacity.

(a) Purchaser is a limited liability company duly organized and validly existing under the laws of the State of Delaware. Purchaser is a wholly owned subsidiary of Parent. Purchaser has the full power and authority necessary to (i) execute, deliver, and perform its obligations under the Acquisition Documents to be executed and delivered by it and (ii) carry on its business as it has been conducted and as it has been proposed to be conducted and to own and lease the rights, properties, and assets which it now owns or leases. Purchaser is duly qualified to do business and is in good standing in each jurisdiction in which a failure to be so qualified or in good standing would have a material adverse effect on its ability to perform its obligations under the Acquisition Documents to be executed and delivered by it.

(b) Parent is a corporation duly incorporated and validly existing under the laws of the State of Texas. Parent has the full power and authority necessary to (i) execute, deliver, and perform its obligations under the Acquisition Documents to be executed and delivered by it and (ii) carry on its business as it has been conducted and as it has been proposed to be conducted and to own and lease the rights, properties, and assets which it now owns or leases. Parent is duly qualified to do business and is in good standing in each jurisdiction in which a failure to be so qualified or in good standing would have a material adverse effect on its ability to perform its obligations under the Acquisition Documents to be executed and delivered by it.

4.2 Authorization and Validity.

(a) The execution, delivery, and performance of the Acquisition Documents to be executed and delivered by Purchaser has been duly authorized by all necessary action by Purchaser. The Acquisition Documents to be executed and delivered by Purchaser has been or will be, as the case may be, duly executed and delivered by Purchaser and constitute or will constitute the legal, valid, and binding obligations of Purchaser, enforceable in accordance with their respective terms, except as may be limited by the Enforceability Exceptions.

(b) The execution, delivery, and performance of the Acquisition Documents to be executed and delivered by Parent has been duly authorized by all necessary action by Parent. The Acquisition Documents to be executed and delivered by Parent has been or will be, as the case may be, duly executed and delivered by Parent and constitute or will constitute the legal, valid, and binding obligations of Parent, enforceable in accordance with their respective terms, except as may be limited by the Enforceability Exceptions.

4.3 Absence of Conflicting Agreements or Required Consents.

(a) Except as set forth on Schedule 4.3(a), the execution, delivery, and performance by Purchaser of the Acquisition Documents to be executed and delivered by Purchaser (i) do not require the consent of or notice to any Governmental Authority or any other third party, (ii) will not conflict with any provision of Purchaser’s organizational documents, and (iii) will not conflict with or result in a violation of any Law, ruling, judgment, order, or injunction of any Governmental Authority to which Purchaser is subject or by which Purchaser or any of its rights, assets, or properties are bound.

(b) Except as set forth on Schedule 4.3(b), the execution, delivery, and performance by Parent of the Acquisition Documents to be executed and delivered by Parent (i) do not require the consent of or notice to any Governmental Authority or any other third party, (ii) will not conflict with any provision of Parent’s organizational documents, and (iii) will not conflict with or result in a violation of any Law, ruling, judgment, order, or injunction of any Governmental Authority to which Parent is subject or by which Parent or any of its rights, assets, or properties are bound.

4.4 Capitalization of Purchaser. Schedule 4.4 sets forth the complete and accurate capitalization of the Purchaser immediately following the completion of the transactions contemplated herein. The Purchaser LLC Agreement provided by Purchaser to Sellers is the true, accurate and complete copy of the Purchaser LLC Agreement, including all amendments thereto, and (except for the Certificate of Formation of Purchaser) there is no other operating agreement, bylaws or other similar Contract to which the Purchaser is a party or, to the knowledge of the Purchaser, otherwise which directly governs the management and governance of the Purchaser. Except as set forth on Schedule 4.4, there are no (i) authorized, issued or outstanding equity interests of Purchaser or (ii) rights (including conversion or preemptive rights and rights of first refusal or similar rights) or Contracts to purchase or acquire from Purchaser any equity interests of Purchaser.

4.5 Valid Issuance of Purchaser Units. The Purchaser Units, if issued pursuant to the terms of this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than (i) restrictions set forth in the Purchaser LLC Agreement, (ii) applicable state and federal securities laws and (iii) Liens. The Purchaser Units, if and when issued hereunder, will be issued in compliance with all applicable federal and state securities laws. Any and all Purchaser Units issued pursuant to this Agreement will not be subject to any vesting requirements. The Purchaser Units, if and when issued pursuant to this Agreement, will be subject to the terms of a further amended and restated limited liability company agreement no less favorable to Sellers than the form set forth on Exhibit D (the “Restated Purchaser LLC Agreement”), subject to those changes (i) required by applicable law, (ii) required by any third-party investor in connection with a bona fide investment in Purchaser, (iii) made for technical, compliance, or other reasons and which are not adverse to Sellers in any material respect, or (iv) otherwise approved by Seller Representative; provided, however, that any such changes pursuant to the foregoing clauses (i) through (iii) shall not adversely and disproportionately affect the rights, privileges, preferences, terms and provisions of the Purchaser A2 Units and the Purchaser B Units and the Class A-2 Members and Class B Members relative to those of the Class A-1 Units and Class A-1 Members (as each such term is defined therein) as they are set forth in the Restated Purchaser LLC Agreement.

4.6 Litigation.

(a) There are no claims, lawsuits, actions, arbitrations, administrative or other proceedings, governmental investigations, or inquiries pending or, to the Knowledge of Purchaser, threatened against Purchaser that would have an adverse effect on the performance of its obligations under the Acquisition Documents.

(b) There are no claims, lawsuits, actions, arbitrations, administrative or other proceedings, governmental investigations, or inquiries pending or, to the Knowledge of Parent, threatened against Parent that would have an adverse effect on the performance of its obligations under the Acquisition Documents.

4.7 Purchaser Financial Statements. Attached as Schedule 4.7(a) are the following: (i) the Purchaser’s unaudited balance sheet as of June 30, 2024, and the related statement of income for the six (6) month period then ended (the “Purchaser Interim Financial Statements”), and (ii) the Purchaser’s unaudited balance sheet and statements of income and cash flows for the fiscal year ended December 31, 2023 (together with the Purchaser Interim Financial Statement, the “Purchaser Financial Statements”). The Purchaser Financial Statements have been based upon the information contained in the Purchaser’s books and records, have been prepared in accordance with GAAP as consistently applied by the Purchaser, and present fairly in all material respects the financial condition, results of operations and cash flows of the Purchaser as of the times and for the periods referred to therein, subject in the case of the Purchaser Interim Financial Statements to (i) the absence of footnote disclosures and other presentation items that, if presented, would not differ materially from those presented in the Annual Financial Statements, and (ii) changes resulting from normal year-end adjustments.

4.8 No Undisclosed Liabilities.

(a) Purchaser. To the knowledge of the Purchaser, as of June 30, 2024, the Purchaser did not have any Liabilities required to be disclosed in a balance sheet prepared in accordance with GAAP as consistently applied by the Purchaser, other than (i) Liabilities reflected or reserved against on the balance sheet included in the Purchaser Interim Financial Statements or (ii) Liabilities incurred in the ordinary course of business since the date of such Purchaser Interim Financial Statements.

(b) Parent. To the knowledge of the Parent, as of June 30, 2024, the Parent did not have any Liabilities not reflected in the Parent SEC Reports, other than Liabilities incurred in the ordinary course of business since the date of the latest Parent SEC Report; nor is it aware of any condition that would require Parent to amend, any of its reports filed in the last three (3) years with the United States Securities and Exchange Commission.

4.9 No Reliance. The Purchaser Parties are not relying on any statement, representation or warranty, oral or written, express or implied, made by any Company, any Seller or its or their Representatives, or any other Person, except as expressly set forth herein, the Schedules hereto, and the Acquisition Documents; provided that the foregoing shall not be deemed to limit or otherwise affect any claim for Fraud.

4.10 HSR Act. The ultimate parent entity (as defined in the HSR Act) of Purchaser has less than $239,000,000 in total assets and less than $239,000,000 in total sales, in each case as determined in accordance with Section 7A(a)(2)(B)(ii)(I) of the HSR Act.

4.11 Brokers. None of Purchaser, Parent nor any of their employees, Affiliates, agents, or other representatives, has incurred any Liability for brokerage or finders’ fees or agents’ commissions or any similar payment in connection with the Acquisition for which Company or any Seller or its or their Affiliates will have any Liability.

Article 5

ADDITIONAL AGREEMENTS

5.1 Access to Information.

(a) Purchaser Parties acknowledges and agrees that at all times prior to the Closing, Company afforded the authorized representatives of Purchaser Parties and their Affiliates access upon reasonable notice and during normal business hours to all of Company’s properties, assets, books, and records that relate to or concern the business. Company has also furnished such parties with such additional financial, operating, and other information relating to the business as the Purchaser Parties from time to time reasonably requested. Purchaser Parties and their Affiliates were also afforded access, upon reasonable notice, to the officers, employees, accountants, counsel and agents of Company in connection with Purchaser Parties’ investigation of the Company’s business. No such investigation shall diminish or otherwise affect any of the representations, warranties, covenants, or agreements of any party under this Agreement.

(b) For a period of five (5) years following the Closing Date, Purchaser will retain and provide Company, at no additional cost to Company, access, upon reasonable notice during normal business hours, to (i) operating records of Company and (ii) financial and accounting statements and records including tax returns reasonably anticipated to be necessary or advisable in the event of audit by tax or any other regulatory authority (collectively, (b)(i) and (b)(ii) are referred to herein as the “Prior Records”). Purchaser shall use its commercially reasonable efforts to ensure that all Prior Records are kept, and access to the Prior Records is preserved, in accordance with good business practices.

5.2 Confidentiality, Public Announcements. Each party hereto agrees (i) not to disclose any aspect of the discussions, negotiations, terms, status, or conditions relating to the transactions contemplated herein to any third party other than their respective officers, directors, authorized employees, and authorized representatives, and as necessary in order to obtain any consent required hereunder, and then only on a need to know basis, (ii) to cause and require all such persons to whom such information is disclosed to abide by the provisions of this Section 5.2, and (iii) except as otherwise set forth herein not to issue any press release or other general public announcement (including in any trade journal or other publication) of the transactions, in any case, without the prior written consent of the Purchaser (in the case of a disclosure by the Sellers or Seller Representative) or the Seller Representative (in the case of a disclosure by Purchaser, Parent or the Company), in each case except to the extent that disclosure may be required by Law, in which case the party required to make such disclosure will give such applicable approving party prior written notice and an opportunity to review and comment upon such disclosure or press release prior to its disclosure or issuance. Notwithstanding the foregoing, Parent shall be permitted, without prior written approval of, or notice to, the Company or the Sellers, to make filings and disclosures as is necessary or appropriate to comply with applicable securities Laws (including the rules or requirements of any stock exchange on which securities of Parent are listed). Seller acknowledges that Purchaser or Parent may issue a press release after the execution of this Agreement that discloses the existence of this Agreement.

5.3 Bulk Transfer Act. The parties hereby waive compliance with the bulk transfer provisions of the Uniform Commercial Code, or any similar law enacted in any jurisdiction, to the extent that it may be applicable to the transactions contemplated hereby.

5.4 Employee Matters.

(a) Company’s Benefit Programs.

(i) Purchaser shall not assume any responsibility or liability with regard to any Benefit Program. To the extent necessary or required by Law, Company’s managing principal(s) may continue to communicate with any employees who become employed by Purchaser or its subsidiaries regarding their rights and entitlement to any benefits under any Benefit Program.

(ii) Company shall be responsible for filing all final forms and reports with respect to any of the Benefit Programs as required by applicable Law.

(iii) Upon Purchaser’s written request, Sellers’ Representative will promptly provide to Purchaser, in a mutually agreed upon format, any other information related to individuals covered under any employee benefit plan, to the extent such disclosure is permitted by applicable Law (including, but not limited to, the Health Insurance Portability and Accountability Act of 1996).

5.5 Reasonable Assistance. Without limitation of any rights of Purchaser under this Agreement, to the extent that any rights under any contract, permit, or other Rights and Assets which may not be transferred through an equity transaction without the consent of another Person which, despite Company’s commercially reasonable efforts, has not been obtained prior to the Closing, and Purchaser has, in its sole good faith and reasonable discretion, waived the requirements of Section 5.5, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful. Sellers, at the request and sole cost and expense of the Purchaser, shall use their commercially reasonable efforts at all times from and after the Closing Date to assist the Purchaser in obtaining any such required consent(s) as promptly as possible. If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair Purchaser’s rights under the Rights and Assets in question so that Purchaser would not in effect acquire the benefit of all such rights, Seller, to the maximum extent permitted by Law and the specific Rights and Assets, and at the sole cost and expense of the Purchaser, shall (a) act on and after the Closing Date as Purchaser’s agent in order to obtain the benefits thereunder, and (b) cooperate, to the maximum extent permitted by Law and the specific Rights and Assets, with Purchaser in any other reasonable arrangement designed to provide such benefits to Purchaser, including any sublease or subcontract or similar arrangement.

5.6 Transfer Taxes. All transfer, sales, use, excise, realty transfer, controlling interest, documentary stamp, and other such Taxes and fees (“Transfer Taxes”) incurred in connection with the consummation of the transactions contemplated in this Agreement (regardless of the Person on whom such Taxes are imposed by applicable Law) shall be paid one-half by Sellers and one-half by Purchaser when due, and each Seller will, at such Seller’s sole expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and if required by applicable Law, Purchaser will, and will cause its Affiliates to, join in the execution of any such Tax Returns.

5.7 Certain Tax Matters.

(a) General. To the extent permissible under applicable Laws, the parties shall elect to have each Tax year of Company end as of the close of business on the calendar day preceding the Closing Date (the “Tax Closing Date”).

(b) Straddle Period. If the election referred to in Section 5.7(a) is not permitted in any circumstance, and a Tax period of Company includes (but does not end on) the Tax Closing Date (a “Straddle Period”), (i) the amount of any Taxes based on or measured by income or receipts of Company for all Tax-periods ending on or before the end of the Tax Closing Date and the portion through the end of the Tax Closing Date for any Tax-period that includes (but does not end on) the Tax Closing Date (each, a “Pre-Closing-Tax Period”) shall be determined based on an interim “closing of the books” as of the close of business on the Tax Closing Date (and for such purpose, the Tax-period of any partnership or other pass-through entity in which Company holds a beneficial interest shall be deemed to terminate at such time), and (ii) the amount of other Taxes of Company for a Straddle Period which relate to the Pre-Closing Tax-Period shall be deemed to be the amount of such Tax for the entire Tax-period multiplied by a fraction, the numerator of which is the number of days in the Tax-period ending on the Tax Closing Date and the denominator of which is the number of days in such Straddle Period, which Taxes described in clauses (i) and (ii) shall be paid by Seller. All Tax Returns Company for a Straddle Period shall be prepared and filed (or cause to be prepared and filed) by Purchaser in a manner consistent with prior practice of Company, absent manifest error. Purchaser shall provide Seller a copy of each such Tax Return at least thirty (30) days prior to the applicable due date of such Tax Return and shall make such changes as reasonably requested by Seller. The principles set forth in this Section 5.7(b) also shall be used to determine any Taxes imposed on the assets of the business for any Straddle Period which are allocable to the Pre-Closing Tax Period.

(c) Responsibility for Filing Tax Returns and Paying Taxes. Company and Sellers, as applicable shall include the results of operations of Company in their respective Tax Returns with respect to all periods prior to and including the Tax Closing Date (including any deferred items triggered into income under Regulation 1.1502-13, any excess loss account taken into income under Regulation 1.1502-19). Sellers shall timely file (or cause to be prepared and filed) all Tax Returns described in the preceding sentence and shall pay or cause to be paid all Taxes shown due thereon. All such Tax Returns shall be prepared in a manner consistent with prior practice. If Purchaser could reasonably be expected to be adversely affected by such Tax Returns with respect to any Tax period or the portion of any Straddle Period beginning after the Tax Closing Date, Sellers shall provide Purchaser a copy of each such Tax Return at least thirty (30) days prior to the applicable due date of such Tax Return and shall make such changes as reasonably requested by Purchaser.

(d) Purchaser shall prepare and file (or cause to be prepared and filed) all Tax Returns of Company other than those described in Section 5.7(b)(i) which are due after the Tax Closing Date. Purchaser shall timely file (or cause to be prepared and filed) all Tax Returns described in the preceding sentence and, subject to Section 5.7(b) in respect of Taxes attributable to a Straddle Period, shall pay or cause to be paid all Taxes shown due thereon. If any Seller could reasonably be expected to be adversely affected by such Tax Returns with respect to any Tax period or the portion of any Straddle Period beginning after the Tax Closing Date, Purchaser shall provide Sellers’ Representative a copy of each such Tax Return at least thirty (30) days prior to the applicable due date of such Tax Return and shall make such changes as reasonably requested by Sellers’ Representative.

(e) “Push Out” Election. Notwithstanding anything herein to the contrary, Purchaser shall have the right to cause the Company to make a “push-out” election under Section 6226 of the Code (or any analogous or similar provision of state or local Law) for any Pre-Closing Tax Period, and the Company and Sellers shall fully cooperate with Purchaser in making such “push-out” election.

(f) Tax Treatment. The parties acknowledge and agree that the sale of the Company Units from Seller to the Purchaser pursuant to this Agreement shall be treated for U.S. federal income tax purposes and, as may be applicable, for state and local income tax purposes, as a deemed asset acquisition by the Purchaser of all of the assets and liabilities, in a manner consistent with Rev. Rul. 99-6. Accordingly, the Company will be considered terminated as a partnership for tax purposes upon the Closing Date and the income tax returns for the Pre-Closing Tax Period shall be marked as the Company’s final partnership tax returns with a final year-end of the Closing Date. Except as otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any comparable provision of state, local or non-U.S. Law), none of the parties will take any tax reporting or filing position inconsistent with such treatment.

(g) Purchase Price Allocation. Sellers and Purchaser agree that the sum of the “Purchase Price” (which, for clarity, pursuant to Section 1.2, includes the Cash Consideration, the First and Second Earnout Payments, assumption of the CSI Secured Promissory Note, and the Purchaser Value Earnouts, to the extent the contingent portion of such payments are actually made) related to the acquisition of the Company Units and each Seller’s share of the liabilities of the Company (and other amounts constituting consideration of the Company Units for U.S. Tax purposes) shall be allocated to and among the assets of the Company for U.S. federal income tax purposes in a manner consistent with Section 1060 of the Code, the Treasury regulations promulgated thereunder and this Section 5.7(g). The parties agree that the Purchase Price (and all other items required under the Code) for the Company Units shall be allocated among the assets of the Company in accordance with the principles set forth on Exhibit B attached hereto. Purchaser shall deliver to Sellers’ Representative an allocation schedule not more than sixty (60) days after Closing (the “Allocation Schedule”). The Allocation Schedule shall become final and binding on the parties thirty (30) days after Purchaser provides such schedule to Sellers’ Representative, unless Sellers’ Representative objects in writing to Purchaser, specifying the basis for his objection and preparing an alternative allocation. If within thirty (30) days after the delivery of the initial Allocation Schedule, Sellers’ Representative notifies Purchaser in writing that he objects to the initial Allocation Schedule, Purchaser and Sellers’ Representative shall use commercially efforts to resolve such dispute within twenty (20) days. In the event that Purchaser and Sellers’ Representative are unable to resolve such dispute within twenty (20) days, Purchaser and Sellers’ Representative shall jointly retain an agreed upon third party accountant to resolve only such items that remain in dispute; provided, that such retained accountant’s sole authority and task shall be to ensure that the Allocation Schedule is prepared in accordance with this Section 5.7(g). Upon resolution of the disputed items, the Allocation Schedule shall be adjusted to reflect such resolution. The costs, fees and expenses of such accountant shall be borne 50% by each the Purchaser and the Sellers. The Allocation Schedule shall become final upon mutual agreement of the parties hereto or as determined by such accountant pursuant to these provisions. The Allocation Schedule shall be modified by Purchaser as appropriate in accordance with this Section 5.7(g) to reflect any adjustments to the consideration paid by Purchaser that are made following the Closing in accordance with this Agreement, as the parties recognize that the majority of the consideration in this Agreement is contingent in nature. Each Party shall file all Tax Returns (including, as applicable, IRS Forms 8594, 8308 or any other forms, reports or statements required to be filed pursuant to Sections 751, and 1060 of the Code (and any other similar U.S. federal, state or local Law)) in a manner reflecting the Allocation Schedule. No Party shall file any Tax Return or take a position with any Governmental Authority that is inconsistent with the allocations set forth on the Allocation Schedule (as modified pursuant to this Section 5.7(g)) (including for purposes of Treasury Regulation Section 1.751-1(a)(2)) unless required to do so by applicable Tax Law pursuant to a determination as defined in Code Section 1313(a). If any Governmental Authority challenges the Allocation Schedule, the Person receiving notice of the challenge shall promptly provide notice to the other parties hereto.

(h) Allocation of Deductions. For the avoidance of doubt, the parties hereto agree that any deduction, credit or other Tax asset or benefit arising from any and all payments initiated on or before the Closing Date of Seller Party Transaction Expenses shall be allocated or otherwise apportioned to the Pre-Closing Tax Period (and therefore shall be taken as deductions by Sellers) to the maximum extent permitted by applicable Law.

(i) Tax Refunds. In the event of the receipt of Company (or the Purchaser) after the Closing Date of any refund attributable to Taxes paid by Company (or Sellers) prior to the Closing Date (including by not limited to refunds related to a pass through entity tax election, as applicable), Purchaser (or Company, as applicable) shall promptly remit such refunded Taxes to Sellers, net of any Taxes incurred by the Purchaser or any of its Affiliates in connection therewith, within fifteen (15) days of receipt. If any amount paid to Sellers pursuant to this Section 5.7(i) shall subsequently be challenged successfully by any Governmental Authority, Sellers shall, upon written request from the Purchaser (or any of its Affiliates), repay to the Purchaser (or such Affiliate) such amount together with any related interest and additions to Tax.

Article 6

POST-CLOSING COVENANTS

6.1 Confidentiality. As used in this Agreement, the term “Confidential Information” shall mean and/or include all business information and trade secrets of any nature and in any form which at the time or times concerned is not generally known to those persons engaged in the business of Company (other than by the act or acts of any employee or subcontractor not authorized by Company to disclose such information) and which relates to any of the aspects of the past, present, or future business of Company. The term “Confidential Information” includes, without limitation: financial information, budgets, plans, data, trade secrets, computer software, technical information, research and development, product information, processes, customer lists, customer data, pricing information, sales information, marketing information, bid information, job or project information, contracts, purchasing information, data processing, processes, formulas, designs, drafts, drawings, systems, specifications, means, techniques, compilations, intellectual property, inventions and improvements, research and development, operational methods, protocols, business plans and strategies, market information, supplier information, personnel matters and records, and matters that are sensitive, business related, proprietary and confidential in nature.

6.2 Non-Disclosure of Confidential Information.

(a) Each Seller agrees that it and its Affiliates shall not, for a period of five (5) years after the Closing Date, directly or indirectly transmit or disclose any Confidential Information to any Person and shall not make use of any Confidential Information, directly or indirectly, without the prior written consent of Purchaser.

(b) Notwithstanding the foregoing, a Seller may disclose or use any Confidential Information to the extent, and only to the extent, that such Confidential Information (i) is, or becomes part of, the public domain other than as a result of any breach by such Seller of the provisions of this Agreement, (ii) is required to be disclosed by law, provided that, to the extent practicable, the disclosing or using party gives Purchaser reasonable advance written notice of the proceeding resulting in such order, so that Purchaser may seek a protective order if Purchaser chooses to do so, or (iii) is provided to such Seller by a third party who, to the Seller’s knowledge, has not done so in breach of a confidentiality obligation of that third party for the benefit of Purchaser.

(c) The restrictions of this Section 6.2 shall apply regardless of whether the Confidential Information is in written, graphic, computer, recorded, photographic, or any machine-readable form or is orally conveyed to or is otherwise known by a Seller.

6.3 Noncompetition. Subject to Section 6.5 below, each Seller acknowledges that the Confidential Information in his/her possession (if any) would enable it to establish goodwill with the patients, customers, potential customers, and suppliers who provide products and services on behalf of the Company or who receive products and services from the Company and that the Confidential Information constitutes a valuable asset of the Company. Each Seller further acknowledges that he/she has developed relationships with certain of the Company’s suppliers, contractors or potential contractors, consultants or potential consultants, and sources or potential sources of product usage. Accordingly, each Seller agrees that he/she will comply with the provisions of this Section 6.3 for the period beginning on the Closing Date and ending on the fifth (5th) anniversary thereof. During such five (5)-year period, each Seller agrees that he/she shall not, directly or indirectly, engage in, render services to or become interested in any manner, as manager, employee, officer, consultant, owner, or partner, or through stock ownership (other than holding less than two percent (2%) of the outstanding equity securities of a Person having securities that are listed for trading on a national securities exchange), or otherwise, either alone or in association with others, in any Business other than Company or Purchaser that develops, provides and/or supplies products similar to the Company in the United States (the “Restricted Territory”). For the purposes of this Section 6.3, the “Business” of Company and Purchaser shall include but not be limited to the development and provision of:

(a) Digital wound measurement, assessment, and documentation tools, including but not limited to software applications that use mobile device cameras for wound image capture and analysis;

(b) Digital platforms or applications that facilitate care coordination, communication, and collaboration between healthcare providers involved in podiatry, wound care, and vascular care, including capabilities for eConsults, eReferrals, televisits, patient self-reporting, and electronic ordering of wound care supplies and therapies;

(c) Data analytics services related to podiatry, wound care, and vascular care, including the collection and analysis of deidentified data for research, clinical trials, or other purposes; and

(d) Educational programs, curricula, or initiatives related to best practices in podiatry, wound care, vascular care, care coordination, and amputation prevention, where such programs incorporate or are delivered in conjunction with digital health technology.

6.4 Nonsolicitation; No Hire.

(a) Subject to Section 6.5 below, each Seller acknowledges and agrees that valuable relationships have been established between the Company and certain Persons. Each Seller further acknowledges and agrees that the aforementioned relationships constitute a valuable asset of the Company and constitute a significant portion of the goodwill of the Company that is being purchased by Purchaser pursuant to this Agreement. Accordingly, each Seller agrees that for a period of five (5) years after the Closing Date, he/she shall not, without the prior written consent of Purchaser, directly or indirectly, solicit, divert, take away or attempt to solicit, divert, or take away any customer or other Person having business relations with Purchaser for the purpose of providing products or services within the Restricted Territory that are similar to and competitive with the products or services provided by the Company. Each Seller further agrees that, for a period of five (5) years after the Closing Date, he/she shall not, directly or indirectly, induce or attempt to induce any customer or supplier or other Person having business with the Company to breach an existing contract with the Company or Purchaser or take any other action intended to damage the relationship between any customer, supplier, or other Person having business relations with the Purchaser or Company.

(b) Each Seller further agrees that, for a period of five (5) years after the Closing Date, he/she shall not, directly or indirectly, call upon or otherwise communicate with any Person who is at that time, or was at any time within six (6) months prior thereto, an employee of the Company for the purpose or with the intent of (i) enticing such employee away from or out of the employ of the Company or (ii) hiring such Person as an employee or independent contractor. Notwithstanding the foregoing, this Section 6.4(b) shall not be interpreted to prohibit general solicitations of employment or engagement for services.

6.5 Certain Exclusions from Sections 6.3 and 6.4.

(a) The Sellers listed on Schedule 6.5(a) shall be excluded from the term “Seller” for the purposes of Sections 6.3 and 6.4(a) above, and, for the avoidance of doubt, shall not be subject to any of the covenants and restrictions set forth therein.

(b) The Sellers listed on Schedule 6.5(b) shall only be subject to and required to comply with the covenants and restrictions set forth in Sections 6.3 and 6.4(a) above solely to the extent the scope of such covenants and restrictions set forth in Sections 6.3 and 6.4(a) are substantively the same as those set forth in such Seller’s employment contract entered into between the Company and such Seller prior to the Closing Date.

(c) The Sellers listed on Schedule 6.5(c) shall only be subject to and required to comply with the covenants and restrictions set forth in Sections 6.3 and 6.4(a) above solely to the extent the scope of such covenants and restrictions set forth in Sections 6.3 and 6.4(a) are substantively the same as those set forth in such Seller’s Employment Agreement or Consulting Agreement, as the case may be.

6.6 Restated Purchaser LLC Agreement. Promptly following the date on which any Purchaser Units first become issuable to Sellers pursuant to the terms of this Agreement, and in any event no less than ten (10) days therefrom, Purchaser and Parent shall cause the then-current Purchaser LLC Agreement to be amended and restated by adopting the Restated Purchaser LLC Agreement, no less favorable to Sellers than the form attached hereto as Exhibit D, which Restated Purchaser LLC Agreement shall include rights, privileges, preferences, terms and provisions with respect to the Purchaser A2 Units and the Purchaser B Units and the Class A-2 Members and Class B Members no less favorable to Sellers than are set forth in the Restated Purchaser LLC Agreement attached hereto as Exhibit D, subject to those changes (i) required by applicable law, (ii) required by any third-party investor in connection with a bona fide investment in Purchaser, (iii) made for technical, compliance, or other reasons and which are not adverse to Sellers in any material respect, or (iv) otherwise approved by Seller Representative; provided, however, that any such changes pursuant to the foregoing clauses (i) through (iii) shall not adversely and disproportionately affect the rights, privileges, preferences, terms and provisions of the Purchaser A2 Units and the Purchaser B Units and the Class A-2 Members and Class B Members relative to those of the Class A-1 Units and Class A-1 Members (as each such term is defined therein) as they are set forth in the Restated Purchaser LLC Agreement.

6.7 Right to Enforcement and Remedies.

(a) Purchaser, Parent and each Seller and Key Employee acknowledge and agree that the applicable covenants and restrictive covenants set forth above are reasonable and valid in time and scope and in all other respects. The covenants set forth in this Agreement shall be considered and construed as separate and independent covenants. Should any part or provision of any covenant be held invalid, void, or unenforceable in any court of competent jurisdiction, such invalidity, voidness, or unenforceability shall not render invalid, void, or unenforceable any other part or provision of this Agreement.

(b) The parties hereto agree that it is their intention that the covenants and restrictive covenants be enforced in accordance with their terms to the maximum extent possible under applicable law. The parties further agree that, in the event any court of competent jurisdiction shall find that any of the foregoing provisions is invalid or unenforceable, the invalid or unreasonable term shall be redefined, or a new enforceable term provided, such that the intent of the parties in agreeing to the provisions of this Agreement will not be impaired and the provision in question shall be enforceable to the fullest extent of the applicable laws.

(c) Without limiting the remedies available to any party hereto, the parties hereto acknowledge that a breach of any of the covenants contained herein may result in material, irreparable injury for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof by a party, as applicable, the non-breaching party or parties shall be entitled to obtain a temporary restraining order and/or a preliminary or permanent injunction restraining such breaching party or party threatening breach, as the case may be, from engaging in activities prohibited by this Agreement or such other relief as may be required to specifically enforce any of the covenants hereof without the necessity of posting any bond.

(d) In the event of a breach (or threat thereof) by a particular Seller or Key Employee of the applicable covenants set forth in this Article 6, the rights and remedies of Purchaser set forth in this Section 6.7 may only be exercised and enforced against such breaching or threatening Seller or Key Employee, as the case may be, and not against any other Seller or Key Employee, as applicable.

Article 7

CONDITIONS TO OBLIGATION OF PURCHASER

The obligation of Purchaser to consummate the Acquisition is subject to the satisfaction or waiver by Purchaser, except as otherwise set forth below, at or prior to the Closing, of each of the following conditions:

7.1 Representations and Warranties. The representations and warranties of each Seller and Company set forth in this Agreement, or any document or instrument delivered to Purchaser hereunder, shall be true and correct in all material respects as of the Closing Date; provided that, with respect to any of such representations and warranties referring to a state of facts existing on a specified date prior to the Closing Date, it shall be sufficient if at the Closing Date such representation and warranty continues to describe accurately the state of facts that existed on the date so specified.

7.2 Performance; Covenants. All of the terms, covenants, and agreements of the Acquisition Documents to be complied with or performed by any Seller or the Company at or prior to Closing shall have been complied with and performed in all material respects, including, but not limited to, the delivery of the following documents:

(a) a certificate of good standing for Company issued by the state or other jurisdiction of its formation or incorporation, as applicable, and dated within fifteen (15) business days of the Closing Date;

(b) a certificate dated as of the Closing Date signed by an officer of the Company certifying the conditions set forth in Sections 7.1, 7.2 and Section 7.4 have been fulfilled;

(c) written consents of all third parties necessary for the consummation of the transactions contemplated by the Acquisition Documents, including requisite consents included in the Business Agreements relating to the business;

(d) an instrument representing the Company Units, free and clear of all Liens, with any necessary federal, state, and local transfer stamps affixed thereto, duly endorsed or accompanied by duly executed powers reasonably acceptable to Purchaser;

(e) a consulting agreement, in a form reasonably acceptable to Paul Schubert and Purchaser (the “Schubert Consulting Agreement”), duly executed by Paul Schubert;

(f) a consulting agreement, in a form reasonably acceptable to Chris Bromley and Purchaser (the “Bromley Consulting Agreement” and together with the Schubert Consulting Agreement, the “Consulting Agreements”), duly executed by Chris Bromley;

(g) the following employment agreements or offer letters, as applicable:

(i)	an employment agreement, in a form reasonably acceptable to Terry Williams and Purchaser (the “Terry Williams Employment Agreement”), duly executed by Terry Williams;

(ii)	an offer letter, in a form reasonably acceptable to Karen Mitchell and Purchaser (the “Mitchell Offer Letter”), duly executed by Karen Mitchell; and

(iii)	an offer letter, in a form reasonably acceptable to Patrick Williams and Purchaser (the “Patrick Williams Offer Letter” and collectively with the Terry Williams Employment Agreement and the Mitchell Offer Letter, the “Employment Agreements”), duly executed by Patrick Williams;

(h) the assignment of all intellectual property ownership of Company to Purchaser to the extent required;

(i) the Company shall secure the resignations and releases of each director and officer of Company to be effective as of the Closing Date, on terms acceptable to Purchaser;

(j) an accredited investor questionnaire, the form of which is attached hereto as Exhibit C (each, a “Seller Questionnaire”) from each Seller, which shall have been delivered to Purchaser at least five (5) business days prior to the Closing; and

(k) such other documents as may be reasonably necessary to consummate the transactions contemplated by this Agreement, as requested by Purchaser or its counsel.

7.3 Necessary Consents and Approvals. Purchaser and Sellers shall have obtained all regulatory approvals, governmental licenses, consents of Regulatory Authorities, and permits to which the Company is subject as currently conducted, such that following the Closing Purchaser shall be legally entitled to continue to provide the services provided by the business as currently conducted. The parties shall have provided all necessary notices under applicable Law, and all waiting periods required by Law shall have expired, necessary in order for Purchaser and Seller to consummate the Acquisition and for the continued legal operation of the business after the Closing Date, consistent with the operation of the business as currently conducted, including all consents and approvals listed on the Schedules hereto.

7.4 No Material Adverse Change. There shall not have occurred any material adverse change in the Rights and Assets or in the Liabilities, condition, financial or otherwise, operating results, or prospects of the business, in each case between the date hereof and the Closing Date, and a certificate of a duly authorized officer of Company shall have been delivered to Purchaser to such effect.

7.5 No Injunction, Etc. No action, proceeding, investigation, or legislation shall have been instituted, threatened, or proposed before any court, Governmental Authority, or legislative body to enjoin, restrain, prohibit, or obtain substantial damages in respect of, or which is related to or arises out of, this Agreement or the consummation of the Acquisition, or which is related to or arises out of the business or operations of Company if such action, proceeding, investigation, or legislation, in the reasonable judgment of Purchaser or its counsel, would make it inadvisable to consummate such transactions.

7.6 Lien Releases. Purchaser shall have received evidence, reasonably satisfactory to it, that all Liens (if any), except the Permitted Liens, on the Rights and Assets and on the outstanding equity interests of the Company have been discharged immediately prior to the Closing.

7.7 Amendment of Drop Source Agreement. Company is party to that certain agreement with Drop Source (“Drop Source Agreement”). Prior to the Closing Date, Sellers shall ensure that the Drop Source Agreement is amended (in a form acceptable to Purchaser) to (i) include a service term for a length of at least one (1) year from the Closing Date, (ii) require that Drop Source share information and data ancillary to the Drop Source Agreement with Purchaser and its Affiliates, and (iii) require that Drop Source maintain the same fees, services, and personnel as those described in the Drop Source Agreement prior to the Closing Date. Notwithstanding the amended terms described in the foregoing, the Drop Source Agreement shall otherwise remain unaffected by the Acquisition in accordance with Section 2.10(a).

7.8 Discharge of Schubert Indebtedness. Purchaser shall have received evidence, reasonably satisfactory to it, that all promissory notes or other Indebtedness between the Company, on the one hand, and Paul E. Schubert and his affiliates, on the other hand, have been converted to equity in the Company or otherwise discharged prior to the Closing (all such Indebtedness, collectively, the “Schubert Indebtedness”). For the avoidance of doubt, indebtedness owed by the Company to Paul E. Schubert for advancing certain transaction expenses and included in the Seller Party Transaction Expenses set forth on Schedule 1.2(a) are explicitly excluded from Schubert Indebtedness and this Section 7.8.

Article 8

CONDITIONS TO OBLIGATION OF SELLERS

The obligation of Sellers to close the Acquisition is subject to the satisfaction or waiver by Sellers, except as otherwise set forth below, at or prior to the Closing, of each of the following conditions:

8.1 Representations and Warranties. The representations and warranties of Purchaser and Parent set forth in this Agreement, or any document or instrument delivered to any party hereunder, shall be true and correct in all respects as of the Closing Date; provided that, with respect to any of such representations and warranties referring to a state of facts existing on a specified date prior to the Closing Date, it shall be sufficient if at the Closing Date such representation and warranty continues to describe accurately the state of facts that existed on the date so specified.

8.2 Performance; Covenants. All of the terms, covenants, and agreements of this Agreement to be complied with or performed by Purchaser at or prior to the Closing shall have been complied with and performed in all material respects, including, but not limited to delivery of the following documents:

(a) a certificate dated as of the Closing Date signed by a duly authorized officer of Purchaser certifying the satisfaction of the conditions set forth in Section 8.1 and that Purchaser have each duly performed and complied in all material respects with all of the covenants and agreements of this Agreement to be performed by Purchaser prior to Closing,

(b) the Consulting Agreements, duly executed by a representative of Purchaser;

(c) the Employment Agreements, in each case duly executed by a representative of Purchaser; and

(d) such other documents as may be reasonably necessary to consummate the transactions contemplated by this Agreement, as reasonably requested by Sellers or their counsel.

8.3 No Injunction, Etc. No action, proceeding, investigation, or legislation shall have been instituted, threatened, or proposed before any court, governmental body, agency, Governmental Authority, or legislative body to enjoin, restrain, prohibit, or obtain substantial damages in respect of, or which is related to, arises out of, this Agreement or the consummation of the Acquisition, if such action, proceeding, investigation, or legislation, would lead a reasonable person to conclude that it would be inadvisable to consummate such transactions.

8.4 Payments. Purchaser shall have delivered the Seller Party Transaction Expenses due upon the Closing in accordance with Section 1.2(a); and all other items required to be delivered in accordance with any Acquisition Document.

Article 9

INDEMNIFICATION

9.1 Survival of Representations and Warranties. The representations and warranties of the parties set forth in this Agreement or in any certificate shall survive the Closing and continue in full force and effect thereafter until the end of the Survival Period, at which time such representations and warranties shall expire and terminate. The “Survival Period” means, except as specified herein below, the twenty-four (24) month period beginning on the Closing Date and ending on the twenty-four (24) month anniversary thereof. Notwithstanding the foregoing, the representations and warranties of (a) the Company and the Sellers, as applicable, in Sections 2.1 (Organization and Qualification), 2.2 (Authorization; Validity; Ownership), 2.3 (Absence of Conflicting Agreements or Required Consents), 2.4 (Governing Documents, Books and Records), 2.15 (Taxes), 2.17 (Health care Laws), 2.18 (Capitalization), 2.20 (Brokers) and 2.21 (Indebtedness), 3.3 (Governmental Consents) and 3.5 (Brokers) (collectively, the “Seller Party Fundamental Representations”); and (b) the Purchaser and Parent, as applicable, in Sections 4.1 (Organization, Authority, and Capacity), 4.2 (Authorization and Validity), 4.4 (Capitalization of Purchaser) and 4.5 (Valid Issuance of Purchaser Units) (collectively, the “Purchaser Party Fundamental Representations”), shall survive until the earlier of (i) the seventy-two (72) month anniversary of the Closing Date and (ii) thirty (30) days after the expiration of the applicable statute of limitations with respect to the matters set forth therein (including any waiver, extension or mitigation thereof).

9.2 Indemnification by Sellers.

(a) Indemnification. Sellers shall, severally and not jointly, indemnify, defend and hold harmless Purchaser and its officers, directors, agents, and Affiliates (collectively, the “Purchaser Indemnified Parties”), from and against any and all demands, claims, actions, or causes of action, assessments, losses, damages, recoupments and repayments, liabilities, costs, and expenses (including, but not limited to, reasonable attorneys’ fees and costs of investigation) (collectively, “Losses”), actually incurred or suffered by them arising out of or relating to any of the following:

(i) any actual breach of or any inaccuracy in any representation made by the Company or Sellers (other than the Seller Party Fundamental Representations), as applicable, pursuant to this Agreement or any certificate;

(ii) any actual breach of or any inaccuracy in any Seller Party Fundamental Representation;

(iii) any actual breach of, or actual failure by the Company or the Sellers to perform, any covenant or obligation of the Company or the Sellers, as applicable, set forth in this Agreement;

(iv) any unpaid Tax Loss, Excess Debt (excluding, for the avoidance of doubt, the CSI Payoff or the CSI Unit Purchase), Seller Party Transaction Expenses or Liabilities arising out of or related to the operation of the Company prior to the Closing Date and not discharged on or prior to the Closing (after taking into account the consummation of the transactions contemplated by this Agreement) in connection with this Agreement (including, without limitation, any Liability for which Sellers are responsible pursuant to Section 5.4);

(v) the Schubert Indebtedness; and

(vi) any demands or claims by holders or purported holders of securities of the Company or any other Person related to direct or indirect economic, voting or equity interests in the Company (including in respect of any options, warrants or other contract rights) arising prior to Closing or in connection with the consummation of the transactions contemplated by this Agreement.

(b) Monetary Limitations.

(i) No Seller shall have any obligation to indemnify Purchaser Indemnified Parties pursuant to Section 9.2(a)(i) of this Agreement unless the aggregate amount of all such Losses actually incurred or suffered by the Purchaser Indemnified Parties exceeds $25,000 (the “Deductible”), at which point the Sellers shall indemnify and hold harmless the Purchaser Indemnified Parties only for Losses in excess of the Deductible; provided that the foregoing Deductible shall not apply in the case of Fraud.

(ii) Except in the case of Fraud, the aggregate liability of an individual Seller in respect of claims for indemnification pursuant to Section 9.2 of this Agreement shall be limited to (A) the amount of Cash Consideration paid to such Seller under Section 1.2(b) of this Agreement; (B) the reimbursement or offset (as applicable) of any Earnout Payments paid or payable in cash to such Seller pursuant to Section 1.3 of this Agreement; or (C) an offset, first of distributions then owing and unpaid on any Purchaser Units issued to such Seller hereunder and second of any Purchaser Units issued to such Seller hereunder in accordance with Section 9.4 below.

9.3 Indemnification by Purchaser Parties.

(a) Purchaser Parties agree to indemnify, defend and hold harmless Sellers and each of their respective Affiliates, officers, directors, employees, agents and members (collectively, “Seller Party Indemnitees”) from and against any and all Losses incurred by them arising out of or relating to any of the following:

(i) any breach of or any inaccuracy in any representation or warranty made by Purchaser Parties pursuant to this Agreement;

(ii) any breach of or failure by a Purchaser Party to perform any covenant or obligation of Purchaser or Parent, as applicable, set forth in this Agreement;

(iii) any Liability arising out of Purchaser’s use of the Rights and Assets or operation of the business of the Company subsequent to the Closing Date; except and to the extent such Liability arises from or relates to an actual breach of a representation by the Sellers or the Company under this Agreement or any matter otherwise indemnifiable pursuant to Section 9.2 above; and

(iv) Taxes allocated to the Company on or prior to Closing or to the Sellers (in their capacity as owners of the Company on or prior to Closing) and arising from cancellation of indebtedness income attributable to the CSI Payoff.

(b) Monetary Limitations. The aggregate liability of Purchaser Parties in respect of claims for indemnification pursuant to Section 9.3(a) of this Agreement shall not exceed an amount equal to the consideration paid by Purchaser, unless such Losses are the result of Fraud. For the avoidance of doubt, any amounts owed by Purchaser Parties pursuant to Section 9.3 shall be exclusive of and in addition to the amounts paid or payable by Purchaser Parties to Sellers as consideration for the transactions contemplated by this Agreement.

9.4 Indemnification Procedures.

(a) Notice of Claims; Assumption of Defense. The indemnified party shall give prompt notice to the indemnifying party, in accordance with the terms of Section 9.3, of the assertion of any claim, or the commencement of any suit, action or proceeding by any Person, in respect of which indemnity may be sought hereunder, specifying with reasonable particularity the basis therefor and giving the indemnifying party such information with respect thereto as the indemnifying party may reasonably request, but the giving of such notice shall not be a condition precedent to indemnification hereunder. The indemnifying party may, at its own expense, (i) participate in the defense of any claim, suit, action or proceeding and (ii) upon notice to the indemnified party and the indemnifying party’s written agreement that the indemnified party is entitled to indemnification pursuant to Section 9.2 or 9.3 for Losses arising out of such claim, suit, action or proceeding, at any time during the course of any such claim, suit, action or proceeding, assume the defense thereof; provided, however, that (A) the indemnifying party’s counsel is reasonably satisfactory to the indemnified party; (B) the indemnifying party has confirmed in writing its responsibility for such Losses to such indemnified party under Section 9.2 or 9.3, as applicable and (iii) the indemnifying party shall thereafter consult with the indemnified party upon the indemnified party’s reasonable request for such consultation from time to time with respect to such claim, suit, action or proceeding. If the indemnifying party assumes such defense, the indemnified party shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying party. If, however, in the opinion of the indemnified party’s counsel, the representation by the indemnifying party’s counsel of both the indemnifying party and the indemnified party would present such counsel with a conflict of interest, then such indemnified party may employ separate counsel to represent or defend it in any such claim, action, suit or proceeding and the indemnifying party shall pay the fees and disbursements of such separate counsel. Whether or not the indemnifying party chooses to defend or prosecute any such claim, suit, action or proceeding, all of the parties shall cooperate in the defense or prosecution thereof.

(b) Settlement or Compromise. Any settlement or compromise made or caused to be made by the indemnified party or the indemnifying party, as the case may be, of any such claim, suit, action or proceeding of the kind referred to in this Section 9.4 shall also be binding upon the indemnifying party or the indemnified party, as the case may be, in the same manner as if a final judgment or decree had been entered by a court of competent jurisdiction in the amount of such settlement or compromise; provided, however, that the indemnifying Party shall not settle or compromise any such claim, or otherwise acknowledge or admit the validity of such claim or any Liability in respect thereof if such settlement, compromise, acknowledgement or admission (A) would result in an order, injunction or other equitable remedy in respect of the indemnified party or would otherwise have a direct adverse effect upon the indemnified party’s continuing operations, (B) would give rise to any Liability on the part of the indemnified party for which the indemnifying party has not agreed in writing that such indemnifying party is solely obligated to satisfy and discharge the claim, (C) would result in Liabilities which, taken together with other existing claims under this Article 9, would not be fully indemnified hereunder, or (D) would reasonably be expected to increase the Liability of the indemnified party for Taxes after the Closing Date; in each case, without the prior written consent of the indemnified party, which consent will not be unreasonably withheld or delayed. The indemnified party will give the indemnifying party at least 10 days’ notice of any proposed settlement or compromise of any claim, suit, action or proceeding it is defending, during which time the indemnifying party may assume the defense of, and responsibility for, such claim, suit, action or proceeding and if it does so the proposed settlement or compromise may not be made.

(c) Failure of Indemnifying Party to Act. In the event that the indemnifying party does not elect to assume the defense of any claim, suit, action or proceeding, then any failure of the indemnified party to defend or to participate in the defense of any such claim, suit, action or proceeding or to cause the same to be done, shall not relieve the indemnifying party of its obligations hereunder; provided, however, that the indemnified party shall have given the indemnifying party at least 30 days’ notice of its proposed failure to defend or participate and affords the indemnifying party the opportunity to assume the defense thereof prior to the end of such period.

(d) Procedure for Indemnification. Upon becoming aware of a claim for indemnification hereunder (whether as a result of any claim, suit, action or proceeding of the kind referred to in this Section 9.4 or in connection with any Losses which the indemnified party deems to be within the ambit of this Article 9 or otherwise), the indemnified party shall promptly give, in accordance with the terms of Section 12.1, notice of such claim (a “Claim Notice”) to the indemnifying party, providing reasonable detail of how the claim has arisen and an estimate of the amount the indemnified party reasonably anticipates that it will be entitled to on account of indemnification by the indemnifying party. If the indemnifying party does not object to such indemnification claim within 30 days of receiving notice thereof, the amount of such Claim Notice shall be deemed final and undisputed and the indemnified party shall be entitled to recover the amount of such claim. If, however, the indemnifying party advises the indemnified party that it disagrees with the indemnified party’s claim, the parties shall, for a period of thirty (30) days after the indemnifying party advises the indemnified party of such disagreement, attempt to resolve the difference and, failing to do so in such time, the parties shall submit the dispute for resolution by the American Arbitration Association, pursuant to the commercial arbitration rules thereof, or in accordance with such other procedure as the parties mutually determine.

(e) Subject to the limitations set forth in Section 9.2(b) above, any payment the Sellers are obligated to make to any Purchaser Indemnified Parties pursuant to this Article 9 shall be paid at Purchaser’s discretion (but without duplication), through an offset against (i) any Earnout Payment payable hereunder, if any and/or (ii) any Purchaser Units issued hereunder; and/or (iii) by the Sellers by wire transfer of immediately available funds within five (5) business days after the date notice of any sums due and owing is given to any Seller Representative. If any Seller breaches its obligation to pay any amount hereunder, such amount shall bear interest from and including the payment due date but excluding the date of payment at a rate per annum equal to the Prime Rate, with such interest payable at the same time as the payment to which it relates and calculated daily on the basis of a year of 365 days and the actual number of days elapsed.

(f) Without limiting any other rights or remedies available to it, Purchaser shall be entitled to offset any claim for a Loss by a Purchaser Indemnified Party pursuant to this Article 9 or any payments due and payable to a Purchaser Indemnified Party pursuant to this Agreement against payments payable by any Purchaser Indemnified Party to any Seller or Affiliate under this Agreement or any other agreement. If a Seller fails to pay any remaining sums due within five (5) business days, the Purchaser Indemnified Parties may proceed against the Purchaser Units issued hereunder and owned directly or indirectly by such Seller or its transferees, and each Seller agrees to take any and all action, including granting any powers of attorney or other authorizations, to permit such recourse. In the case of the preceding sentence, (i) the number of any Purchaser Units subject to surrender shall be an amount equal to the quotient of (A) the amount of such Losses, divided by the Fair Market Value of such Purchaser Units, and (ii) the Purchaser Indemnified Parties shall be entitled to make such transfers on behalf of such holders in accordance with the terms of the Purchaser LLC Agreement. Any good faith exercise of setoff against any amounts due and payable pursuant to this Agreement shall not constitute a breach or event of default under this Agreement.

(g) Exclusive Remedy. Except for claims based on Fraud, the rights and remedies set forth in this Article 9 are the sole and exclusive rights and remedies of the parties hereto for any claim that may be asserted under this Agreement or arising out of the transactions contemplated hereby, except that nothing in this Agreement will limit any right to injunctive or other equitable relief.

Article 10

SELLERS’ REPRESENTATIVE

10.1 Appointment. By the approval and adoption of this Agreement pursuant to Delaware law, the Sellers hereby irrevocably appoint, and by participating in the Acquisition and receiving the benefits thereof, each Seller is hereby deemed to irrevocably appoint, the Sellers’ Representative as the representative, agent, proxy and attorney-in-fact for all of the Sellers for all purposes under this Agreement, including the full power and authority to act on their behalf and in any event the Sellers’ Representative shall have the full power and authority to act on the behalf of all Sellers and shall have the right: (i) to consummate the transactions contemplated by this Agreement and the other agreements, instruments, and documents contemplated by this Agreement or executed in connection herewith; (ii) to negotiate disputes arising under, or relating to, this Agreement and the other agreements, instruments, and documents contemplated by this Agreement or executed in connection herewith; (iii) to receive and disburse to the Sellers any funds received on behalf of the Sellers under this Agreement or otherwise; (iv) to withhold any amounts received on behalf of the Sellers or otherwise to satisfy any and all obligations or liabilities incurred by the Company or the Sellers’ Representative in the performance of its duties hereunder; (v) to execute and deliver any amendment or waiver to this Agreement and the other agreements, instruments, and documents contemplated by this Agreement or executed in connection herewith (without the prior approval of the Sellers, to the extent permitted by applicable law); and (vi) to take all other actions to be taken by or on behalf of the Sellers in connection with this Agreement and the other agreements, instruments, and documents contemplated by this Agreement or executed in connection herewith, including settling claims under this Agreement and authorizing payment from, and settling disputes with respect to any Earnout Payments. Such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Sellers’ Representative and shall not terminate or otherwise be affected by the death, incapacity, bankruptcy, dissolution or liquidation of any Seller. All decisions and actions by the Sellers’ Representative shall be binding upon all of the Sellers, and no Seller shall have the right to object, dissent, protest or otherwise contest the same. The Sellers’ Representative shall have no duties or obligations hereunder, including any fiduciary duties, except those set forth herein, and such duties and obligations shall be determined solely by the express provisions of this Agreement. Notwithstanding anything contained herein, the Sellers’ Representative shall not be entitled to any rights or be able to enforce any remedies under or by reason of this Agreement in its capacity as a Seller by virtue of it being a party hereto.

10.2 Indemnification. By the approval and adoption of this Agreement pursuant to Delaware law and in any event, each Seller hereby severally, for itself only and not jointly, agrees to indemnify and hold harmless the Sellers’ Representative and its partners, members, managers, officers, agents and other representatives against all expenses (including reasonable attorneys’ fees), judgments, fines and amounts incurred by such Persons in connection with any action, suit or proceeding to which any of the Sellers’ Representative or such other Persons is made a party by reason of the fact that it is or was acting as the Sellers’ Representative pursuant to the terms of this Agreement.

10.3 No Liability. Neither the Sellers’ Representative nor any of its members, managers, officers, agents or other representatives shall incur any liability to any Seller by virtue of the failure or refusal of such Persons for any reason to consummate the transactions contemplated by this Agreement or relating to the performance of the Sellers’ Representative’s duties hereunder, except for actions or omissions constituting Fraud. The Sellers’ Representative and its members, managers, officers, agents and other representatives shall have no liability to Sellers in respect of any action, claim or proceeding brought against such Persons by any Seller, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, if such Persons took or omitted taking any action in good faith.

10.4 Replacement of Sellers’ Representative. At any time following the Closing Date, a majority-in-interest of the Sellers may, by written consent, appoint a new representative to replace the Sellers’ Representative. Notice together with a copy of the written consent appointing such new Sellers’ Representative and bearing the signatures of a majority-in-interest of the Sellers must be delivered to the Purchaser not less than ten (10) days prior to such appointment. Such appointment will be effective upon the later of the date indicated in the consent or the date such consent is received by Purchaser. For the purposes hereof, a “majority-in-interest of the Sellers” shall mean the holders of a majority of the Company Units outstanding immediately prior to the Closing.

10.5 Removal of Sellers’ Representative. In the event that the Sellers’ Representative becomes unable or unwilling to continue in his, her or its capacity as a Sellers’ Representative, or if the Sellers’ Representative resigns as a Sellers’ Representative, a majority-in-interest of the Sellers may, by written consent, appoint a new representative to replace the Sellers’ Representative. Notice and a copy of the written consent appointing such new representative and bearing the signatures of a majority-in-interest of the Sellers must be delivered to Purchaser. Such appointment will be effective upon the later of the date indicated in the consent or the date such consent is received by Purchaser.

10.6 Binding Effect. A decision, act, consent or instruction of the Sellers’ Representative shall constitute the decision, act, consent or instruction of the Sellers and shall be final, binding and conclusive upon the Sellers, and Purchaser shall be entitled to rely upon any such decision, act, consent or instruction as being the decision, act, consent or instruction of the Sellers.

10.7 Confidentiality. The Sellers’ Representative shall treat confidentially and not disclose any nonpublic information disclosed to it pursuant to this Agreement to anyone except as required by applicable law; provided that (i) the Sellers’ Representative may disclose such information to legal counsel and other advisors (for the same purposes as to which the Sellers’ Representative may use such information) and (ii) the Sellers’ Representative (or legal counsel or other advisor to whom information is disclosed pursuant to clause (i) above) may disclose in any proceeding relating to a dispute relating to Section 10.1 (or in discussions in preparation therefor) any information disclosed to the Sellers’ Representative.

10.8 Parties Constituting Sellers. References in this Section 10 to Sellers refer, following the Closing, to the holders of the Company Units prior to such time.

Article 11

CERTAIN DEFINITIONS

11.1 Definitions. Except as otherwise provided herein, the capitalized terms set forth below (and words of similar origin) have the following meanings:

“Acquisition” has the meaning set forth in the Recitals.

“Acquisition Documents” means this Agreement and the other documents and instruments to be delivered pursuant to this Agreement.

“Affiliate” means a Person controlling, controlled by, or under common control with another Person, with “control” having the meaning provided by Rule 405 of the Securities Act of 1933, as amended, as in effect on the date hereof.

“Agreement” has the meaning set forth in the Preamble.

“Balance Sheet Date” means December 31, 2024.

“Benefit Programs” has the meaning set forth in Section 2.13(a).

“Business Agreements” has the meaning set forth in Section 2.11(a).

“Closing” has the meaning set forth in Section 1.4.

“Closing Date” has the meaning set forth in Section 1.4.

“Code” means the Internal Revenue Code of 1986, as amended, and its successor and the rules and regulations promulgated thereunder.

“CSI Secured Promissory Note” means that certain Senior Secured Promissory Note, by and between the Company and Cardiovascular Systems, Inc., dated as of April 7, 2021, as amended by that certain Amendment No. 1, dated as of September 23, 2021, Amendment No. 2, dated as of December 30, 2021, Amendment No. 3, dated as of April 20, 2022, Amendment No. 4, dated as of May 26, 2022, Amendment No. 5, dated June 24, 2022, Amendment No. 6, dated August 8, 2022, Amendment No. 7, dated December 1, 2022, Amendment No. 8, dated January 20, 2023, Amendment No. 9, dated February 23, 2023, Amendment No. 10, dated April 1, 2023, Amendment No. 11 dated May 12, 2023, Amendment No. 12 dated June 20, 2023, Amendment No. 13 dated November 26, 2023, and Amendment No. 14 dated as of the date hereof.

“Enforceability Exceptions” has the meaning set forth in Section 2.2(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, any other entity, which, together with such entity, would be treated as a single employer under Code Section 414(b) or (c) or, for purposes of any benefit plan subject to Title IV of ERISA, under Code Section 414(b), (c), (m), or (o).

“Exhibits” means the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

“Fair Market Value” means, as to any Purchaser Units, the per unit price at which a willing seller would sell, and a willing buyer would buy, such Purchaser Units having full knowledge of the relevant facts (including transfer restrictions with respect to such Purchaser Units), in an arm’s-length transaction without either party having time constraints, and without either party being under any compulsion to buy or sell, as determined by Purchaser in good faith.

“Financial Statements” has the meaning set forth in Section 2.5.

“First Earnout Consideration Payment Deadline” has the meaning set forth in Section 1.2(c).

“First Earnout Period” has the meaning set forth in Section 1.2(c).

“Fraud” means the intentional misrepresentation or omission of facts by a party to this Agreement with respect to the making of a representation or warranty by such party set forth in this Agreement that was material to the claiming party’s decision to enter into this Agreement and upon which the claiming party relied.

“GAAP” means generally accepted accounting principles as employed in the United States of America, applied consistently with prior periods.

“Governmental Authority” means any federal, state, or local governmental agency, department, or division, including any entity contracting with any of the foregoing (such as carriers, fiscal intermediaries, and fiscal agents) with responsibility for regulating, licensing, certifying, surveying, authorizing, permitting, paying, recouping overpayments, fining, excluding, or taking any enforcement action against health care service providers providing the items and services that Company or the business provides or otherwise having jurisdiction over the Acquisition.

“Health Care Laws” has the meaning set forth in Section 2.17(a).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, including the rules and regulations promulgated thereunder.

“Knowledge of the Company”, or words of similar import, means the actual knowledge of each of Paul Schubert and Terry Williams (each, a “Key Employee”) as of the date hereof, and the knowledge that each such person would have reasonably obtained after making inquiry with respect to the particular matter in question as a prudent businessperson would have reasonably made or exercised in the management of his or her business affairs.

“Indebtedness” means any (a) indebtedness for borrowed money or the deferred price of property or services, such as reimbursement and other obligations for surety bonds and letters of credit, (b) obligations evidenced by notes, bonds, debentures or similar instruments, (c) capital lease obligations, or (d) similar debt-like obligations, whether or not contingent.

“Labor Laws” has the meaning set forth in Section 2.12(b).

“Law” means any local, state, federal, or foreign code, law, ordinance, regulation, reporting, ruling or licensing requirement, rule, or statute applicable to a Person or its assets, Liabilities or business, including those promulgated, interpreted or enforced by any Governmental Authority.

“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, fine, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, known or unknown, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” means any conditional sale agreement, covenant, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, right of way, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any right, title or interest in or to any right, asset or property. For the avoidance of doubt, Permitted Liens are specifically excluded from the definition of “Lien”.

“Losses” has the meaning set forth in Section 9.2(a).

“Non-Participating Sellers” means all Sellers that are not Accredited Investors.

“Parent SEC Reports” means each annual and quarterly report and registration statement filed by Parent with the Securities and Exchange Commission prior to the date hereof.

“Participating Sellers” means all Sellers that are Accredited Investors.

“Permitted Lien” means (i) all liens as filed or reflected in public records, (ii) liens for Taxes, assessments and similar charges that are not yet due and payable or are being contested in good faith, (iii) liens arising as a matter of law or imposed by law that relate to obligations that have arisen in the ordinary course of the business that are not yet due and payable or are being contested in good faith, (iv) mechanic’s, materialman’s, carrier’s, repairer’s and other similar liens arising or incurred in the ordinary course of the business or that are not yet due and payable or are being contested in good faith, and/or (v) all other liens, encumbrances or restrictions which would not materially detract from the value or materially interfere with the use, as currently used, of the Rights and Assets subject thereto or otherwise materially impair the business being conducted thereon or therewith.

“Person” means a natural person or any legal, commercial or governmental entity, including any Governmental Authority, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

“Pre-Closing Tax Period” has the meaning set forth in Section 5.6(b).

“Prime Rate” means the prime rate announced to be in effect from time to time, as published as the average rate in The Wall Street Journal.

“Prior Records” has the meaning set forth in Section 5.1(b).

“Purchaser Indemnified Parties” has the meaning set forth in Section 9.2(a).

“Purchaser LLC Agreement” means that certain First Amended and Restated Limited Liability Company Agreement of the Purchaser, dated as of the date hereof, as may be amended from time to time after the date hereof in accordance with the terms of this Agreement.

“Purchaser” has the meanings set forth in the Preamble.

“Representative” means, with respect to any Person, any director, manager, officer, employee or agent of such Person.

“Rights and Assets” has the meaning set forth in Section 2.1.

“Second Earnout Consideration Payment Deadline” has the meaning set forth in Section 1.2(c).

“Second Earnout Period” has the meaning set forth in Section 1.2(c).

“Sellers” have the meanings set forth in the Preamble.

“Schedules” means the Schedules so marked, copies of which are attached to this Agreement.

“Tax” means any federal, state, county, local, or foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business, unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, county, local or foreign government or subdivision or agency thereof, whether disputed or not, including any interest, penalties, and additions imposed thereon or with respect thereto, and including any Liability for Taxes of another Person pursuant to a contract, as a transferee or successor, under Treasury Regulation Section 1.1502-6 or analogous state, local, or foreign law or otherwise.

“Tax Closing Date” has the meaning set forth in Section 5.6(a).

“Tax Loss” means any (i) Tax of Sellers and Company for a Pre-Closing Tax Period (or the portion of a Straddle Period ending on the Closing Date determined as provided in Section 4.13); (ii) any Taxes (including Taxes owing as a result of cancellation of debt income) arising or relating to the Schubert Indebtedness; and (iii) any reasonable fees and expenses of legal counsel or other advisors incurred by Purchaser in controlling a proceeding by any governmental authority with respect to the Taxes set forth in clause (i) above; provided that, notwithstanding the foregoing, Tax Losses shall exclude Taxes and related costs directly resulting from a breach by Purchaser of any covenant or other agreement in Section 4.13.

“Tax Return” means any return, report, filing, declaration or statement relating to Taxes that are required to be filed, recorded, or deposited with any Governmental Authority, including any attachment thereto or amendment thereof.

“Transfer Taxes” has the meaning set forth in Section 5.5.

11.2 Use of Singular and Plural. Any singular term in this Agreement shall be deemed to include the plural and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.”

Article 12

MISCELLANEOUS PROVISIONS

12.1 Notices. Any notice sent in accordance with the provisions of this Section 12.1 shall be deemed to have been received on the date which is (a) the date of proper posting, if sent by certified U.S. mail or by Express U.S. mail or recognized overnight courier or (b) the date on which sent, if sent by email transmission, with confirmation and with the original to be sent by certified U.S. mail or recognized overnight courier, addressed as follows:

If to Sellers:	Paul Schubert

6300 Westgate Road

Suite A

Raleigh, NC 27617

E-mail:

Telephone:

Attention: Sellers’ Representative

With copy (which shall not constitute notice) to:	Fox Rothschild LLP

1201 N. Market St.

Suite 1200

Wilmington, DE 19801

E-mail:

Fax:

Telephone:

Attention: Sidney S. Liebesman, Esq.

and

Wilson Ratledge, PLLC

4600 Marriott Drive

Suite 400

Raleigh, NC 27612

E-mail:

Fax:

Telephone:

Attention: Lesley W. Bennett, Esq.

If to Purchaser and/or Parent:	Tissue Health Plus, LLC

c/o: Sanara MedTech Inc.

1200 Summit Avenue, Suite 414

Fort Worth, Texas 76102

Attention: Ron Nixon CEO

Email:

With copy (which shall not constitute notice) to:	Gachassin Law Firm (A limited liability company)

400 E. Kaliste Saloom Road, Suite 6100

Lafayette, Louisiana 70508

Fax:

Attention: Benjamin Gaines, Esq.

and

Haynes and Boone, LLP

2801 N. Harwood Street, Suite 2300

Dallas, TX 75201

E-Mail:

Telephone:

Attention: Matthew L. Fry, Esq.; Brent Beckert, Esq.

Any party hereto may change its address specified for notices herein by designating a new address by notice in accordance with this Section 12.1.

12.2 Expenses. Except as expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf (except that expenses incurred and unpaid by the Company prior to Closing shall be paid as Seller Party Transaction Expenses pursuant to Section 1.2(a) above) in connection with the transactions contemplated hereunder.

12.3 Further Assurances. Each party covenants that at any time, and from time to time, after the Closing, it will execute such additional instruments and take such actions as may be reasonably requested by the other parties to confirm or perfect or otherwise to carry out the intent and purposes of this Agreement.

12.4 Waiver; Remedies Cumulative. Any failure on the part of any party to comply with any of its obligations, agreements, or conditions hereunder may be waived by any other party to whom such compliance is owed only by an agreement in writing signed by the parties against whom enforcement of such waiver is sought. No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. The rights and remedies of the parties to this Agreement are cumulative and not alternative.

12.5 Assignment. This Agreement shall not be assignable by any of the parties hereto without the written consent of the Purchaser and the Sellers’ Representative; provided that, Purchaser may assign its rights and obligations under this Agreement without the consent of the Sellers’ Representative to any (i) lender of Purchaser, Parent or their respective Affiliates or (ii) any direct or indirect subsidiary or Affiliate of Purchaser or to any party that acquires (directly or indirectly) substantially all of the assets or interests of Purchaser or any successor entity resulting from a merger or consolidation of or with Purchaser. No such assignment shall relieve Purchaser or Parent of its obligations hereunder.

12.6 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, executors, administrators, successors, and permitted assigns. This Agreement shall survive the Closing and not be merged therein.

12.7 Headings. The Section and other headings in this Agreement are inserted solely as a matter of convenience and for reference, and are not a part of this Agreement.

12.8 Entire Agreement. All Schedules and Exhibits attached to this Agreement are by reference made a part hereof. For purposes of this Agreement, items disclosed on each Schedule must specifically reference the provision within the Agreement to which each disclosure relates. This Agreement and the Exhibits, Schedules, certificates, and other documents delivered pursuant hereto or incorporated herein by reference, contain and constitute the entire agreement among the parties and supersede and cancel any prior agreements, representations, warranties, or communications, whether oral or written, among the parties relating to the transactions contemplated by this Agreement. Neither this Agreement nor any provision hereof may be changed, discharged, or terminated orally, but only by an agreement in writing signed by the party against whom or which the enforcement of such change, discharge or termination is sought.

12.9 Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the Laws of the state of Delaware, without regard to any applicable conflicts of Laws. Each party hereby irrevocably submits to the personal jurisdiction of the state and federal courts located in the State of Delaware, over any suit, action or proceeding arising out of or relating to this Agreement. Each party hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in such court has been brought in an inconvenient forum.

12.10 Severability. The provisions of this Agreement are severable and the invalidity of one or more of the provisions herein shall not have any effect upon the validity or enforceability of any other provision.

12.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[SIGNATURE PAGES TO IMMEDIATELY FOLLOW.]

[REMAINDER OF PAGE INTENTIONALLY BLANK.]

[SIGNATURE PAGE TO UNIT PURCHASE AGREEMENT]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf as of the day and year first above written.

PURCHASER:

Tissue Health Plus, LLC

By:	Sanara MedTech Inc., its Sole Member

By:	/s/ Michael D. McNeil
Name:	Michael D. McNeil
Title:	Chief Accounting Officer and Chief Administrative Officer

PARENT:

Sanara MedTech Inc.

By:	/s/ Michael D. McNeil
Name:	Michael D. McNeil
Title:	Chief Accounting Officer and Chief Administrative Officer

[SIGNATURE PAGE TO UNIT PURCHASE AGREEMENT]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf as of the day and year first above written.

COMPANY:

CarePICS, LLC

By:	/s/ Paul Schubert

Name:	Paul Schubert

Title:	Chief Executive Officer

SELLERS’ REPRESENTATIVE:

By:	/s/ Paul Schubert

Name:	Paul Schubert

[SIGNATURE PAGE TO UNIT PURCHASE AGREEMENT]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf as of the day and year first above written.

SELLERS:

By:	/s/ George Adams
Name:	George Adams

By:	/s/ Wes Snodgrass
Name:	Wes Snodgrass

By:	/s/ John Nelson Williams
Name:	John Nelson Williams

By:	/s/ John Matze
Name:	John Matze

By:	/s/ Jake Bellati
Name:	Jake Bellati

By:	/s/ Lee Rogers
Name:	Lee Rogers

By:	/s/ Michael Kniery
Name:	Michael Kniery

By:	/s/ Robertson Williams
Name:	Robertson Williams

By:	/s/ Lake Odom
Name:	Lake Odom

[SIGNATURE PAGE TO UNIT PURCHASE AGREEMENT]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf as of the day and year first above written.

SELLERS:

By:	/s/ Patrick Williams
Name:	Patrick Williams

By:	/s/ Tony Das
Name:	Tony Das

By:	/s/ Chris Bromley
Name:	Chris Bromley

By:	/s/ Karen Mitchell
Name:	Karen Mitchell

By:	/s/ Jessica Lera-Rodriguez
Name:	Jessica Lera-Rodriguez

By:	/s/ Eric Lullove
Name:	Eric Lullove

By:	/s/ David B. Alper
Name:	David B. Alper

By:	/s/ Terry Williams
Name:	Terry Williams

By:	/s/ Paul Schubert
Name:	Paul Schubert

INDEX OF EXHIBITS

Exhibit A - Installment Payment Adjustment Example

Exhibit B - Principles to Allocation of Purchase Price

Exhibit C - Seller Questionnaire

Exhibit D - Form of Restated Purchaser LLC Agreement

INDEX OF SCHEDULES

Schedule 1.2(a) – Seller Party Transaction Expenses

Schedule 1.2(b) – Cash Consideration

Schedule 2.3 – Conflicting Agreements; Required Consents

Schedule 2.5 – Financial Statements

Schedule 2.6 – Absence of Changes

Schedule 2.7 – Undisclosed Liabilities

Schedule 2.8 – Litigation and Claims

Schedule 2.10(a) – Tangible Personal Property

Schedule 2.10(c) – Intellectual Property

Schedule 2.10(d) – Leased Real Property

Schedule 2.11(a) – Contracts and Commitments

Schedule 2.11(b) – Defaults or Breaches

Schedule 2.12(a) – Employees Listing and Information

Schedule 2.13(a) – Employee Benefit Plans

Schedule 2.13(c) – Benefit Plan Compliance

Schedule 2.16(a) – Licenses, Permits, and Approvals

Schedule 2.18(a) – Capitalization Table

Schedule 2.19 – Bank Accounts

Schedule 2.21 – Indebtedness

Schedule 3.1 – Title to Units

Schedule 4.3 – Absence of Conflicting Agreements or Required Consents

Schedule 4.4 – Capitalization of Purchaser

Schedule 4.7(a) – Purchaser Financial Statements

Schedule 6.5 – Certain Exclusions from Sections 6.3 and 6.4

Schedule 10.2 – Brokers